SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities at each period, as follows:

Assets	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Current assets	2,722,360	2,651,920
Non-current assets	11,283,821	11,018,471

Total assets	14,006,181	13,670,391

Liabilities	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Current liabilities	1,346,064	1,034,251
Non-current liabilities	5,660,834	5,989,695
Non–parent participation	44,032	37,735
Net equity attributable to parent company	6,955,251	6,608,710

Total net equity and liabilities	14,006,181	13,670,391

As of December 31, 2016, total assets increased U.S.$336 million compared to December 31, 2015, equivalent to a 2.46% variation. This deviation was driven mainly by increases in the balance of investments in connection with the purchase of a 50% interest in the joint venture SONAE ARAUCO, properties, plant and equipment and biological assets, partially offset by a decrease in trade and other accounts receivable and inventories.

In turn, total liabilities decreased by U.S.$17 million mainly due to a decrease in financial liabilities and non-financial liabilities for a lower register of provision for minimum dividend compared to December 31, 2015.

The main financial and operational indicators as of the dates and periods indicated below are as follows:

Liquidity ratios	12-31-2016	12-31-2015
Current Liquidity (current assets / current liabilities)	2.02	2.56
Acid ratio (( current assets-inventories, biological assets) / current liabilities )	1.16	1.42

Debt indicators	12-31-2016	12-31-2015
Debt to equity ratio (total liabilities / equity)	1.00	1.06
Short-term debt to total debt (current liabilities / total liabilities)	0.19	0.15
Long-term debt to total debt (non-current liabilities / total liabilities)	0.81	0.85

	12-31-2016	12-31-2015
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	2.02	2.89

Activity ratio	12-31-2016	12-31-2015
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.99	2.95
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.97	3.89
Inventory permanence-days ((inventories + biological assets) /cost of sales)	120.42	122.16
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	90.68	92.45

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

As of December 31, 2016, the short-term debt represented 19% of total liabilities (15% as of December 31, 2015).

Our financial expenses coverage ratio decreased from 2.89 to 2.02, mainly due to the lower earnings before taxes for the period ended December 31, 2016, compared to the same period of 2015.

b)	Statements of income

Income before income tax

Income before income tax registered a profit of approximately U.S.$263 million compared to a profit of approximately U.S.$497 million in the same period of 2015. The negative variation of U.S.$234 million is explained by the factors described in the following table:

Item	MU.S.$
Gross margin	(373)
Distribution and Administrative Expenses	109
Other income/ expenses per function	(9)
Exchange differences	37
Others	2

Net change in income before income tax	(234)

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Pulp	2,146,079	2,363,973
Timber	2,494,750	2,633,211
Forestry	96,488	116,368
Other	24,068	33,188

Total revenues	4,761,385	5,146,740

Sales costs	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Wood	736,399	641,821
Forestry work	600,320	636,100
Depreciation and amortization	377,983	371,851
Other costs	1,784,203	1,861,653

Total sales costs	3,498,905	3,511,425

Profitability index	12-31-2016	12-31-2015
Profitability on equity	3,19	5.46
Profitability on assets	1.57	2.59
Return on operating assets	2.21	4.13

Profitability ratios	12-31-2016	12-31-2015
Income per share (U.S.$) (1)	1.89	3.21
Income after tax (ThU.S.$) (2)	217,577	367,711
Gross margin (ThU.S.$)	1,262,480	1,635,315
Financial costs (ThU.S.$)	(258,467)	(262,962)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

EBITDA	12-31-2016 MU.S.$	12-31-2015 MU.S.$
Gain (loss)	217.6	367.7
Finance costs	258.5	263.0
Financial income	(29.7)	(50.3)
Expenses for income tax	45.6	129.7
EBIT	492.0	710.1
Depreciation and amortization	409.4	400.1
EBITDA	901.4	1,110.2
Cost at fair value of the harvest	340.2	306.7
Gain from changes in fair value of biological assets	(208.6)	(210.5)
Exchange difference	3.9	41.2
Others*	15.2	34.9
Adjusted EBITDA	1,052.3	1,282.4

*	2016: Forest loss provision MU.S.$15.2
*	2015: Forest loss provision MU.S.$34.9

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission. We believe that there are no material differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

Uncertainty marked the fourth quarter of 2016, with speculation as to when and how supply coming in from new mills would affect prices. Asia Pulp and Paper addressed the market’s concerns about how much production of their 2.8 million ton short fiber pulp mill would impact 2017, which positively affected prices during the latter part of the quarter. The first line of this mill already started producing during November, while the second line is set to start up during April 2017. Estimations of new market pulp supply are between 1.1 and 1.3 million tons for 2017, an amount that the market should be able to absorb without any major setbacks. The Puma Project in Brazil, which started up during the first half of 2016, has aggressively entered the European and Asian market in softwood and fluff pulp markets. Short fiber supply is overall absorbed by the market at a higher rate than long fiber supply.

Pressures in Asian pulp prices subsided, with long fiber prices stabilizing while short fiber prices positively gaining traction and reaching a 7.5% gain during the quarter. With these price movements the price gap moved from U.S.$ 95 per ton to U.S.$ 50 per ton. China was the main driver of recovering prices, with demand increasing to such a point that many paper

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

producers had their productions sold off until February. Particularly in China, local prices rose by 10% in long fiber and 25% in short fiber, with the price gap decreasing from U.S.$ 90 to less than U.S.$ 10. Price surges have also been successfully passed to the final client, finally reflecting the depreciation the Chinese currency had suffered during the year. Older paper mills that do not use quality paper grade pulp have ceased production, while more modern paper mills have upped their production levels. Overall, paper supply is estimated to increase 700 thousand tons between the fourth quarter of 2016 and the coming year.

European markets have had a different dynamic, with demand restrained yet slightly above market supply, and exchange rates making imports more expensive. Short fiber prices remained stable while long fiber prices fell 3% during the quarter. Downward adjustments in long fiber prices were mainly due to Scandinavian producers who generally preferred to sell their supply in Europe rather than pay the increasing shipping tariffs, even with the decrease in long fiber prices. Principal European ports are packed with short fiber imports, primarily coming from Brazil that have also not helped matters. Price differentials between Europe and China may divert supply to the Chinese market in the future, which could increase prices in Europe in detriment of possible oversupply in China.

Latin America has been chiefly active except in Brazil. Supply coming in from the new Klabin pulp mill has placed pressure in long fiber and fluff pulp prices, while demand has also deteriorated along with the Brazilian economy.

Ultimately, the fourth quarter ended with the highest production and sales volume of the year in the market as a whole, while inventory levels at their lowest. Our production levels were normal, with maintenance stoppages at our Nueva Aldea Mill during October, our Alto Paraná Mill in Argentina during November, and our Valdivia Mill during the end of November.

Timber Division

Sawn timber markets predominantly increased sales volume and prices during this quarter. Demand in Asia and Oceania was strong despite more supply in the markets from Europe and Brazil. Product mix was crucial to remain ahead of our competitors, and Arauco was even able to increase prices in a few key products. In the Middle East, the construction market remained solid, but prices did decrease due to higher competition. For plywood in Europe, fourth quarter prices consolidated the price increases that occurred during the third quarter in plywood.

In North America, plywood markets remained stable, with sales volume augmenting slightly. Increasing prices in remanufactured products attracted volumes from China and Latin America, but was not enough to counteract the positive trend in pricing. Latin American sales were also healthy, and Chilean sales remained stable despite a strike in one of the bigger retailers.

Panels markets had a drop in sales volume, but results were optimistic at quarter end. North America had lower seasonal sales due to the winter season that brings harsher weather as well as the holidays. MDF panels started with uncertainty as to how the production of West Frazier would impact future prices. Rumors that Mexican producers would increase capacity pressured prices during the quarter. The MDF moldings market had an overall stable demand. In Mexico, the devaluating currency and the incoming capacity decreased sales compared to last quarter, but did not have as big an impact as expected. Clients were cautious in taking stock positions at the beginning of the quarter, and sales increased in November only to decrease in December due to seasonal effects. Particleboard had a positive quarter all around, especially in value-added products.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The Brazilian market was complex and there was little clarity as to when the market would finally stabilize. Due to this situation exports increased during the quarter, boosted by the exchange rates that favored sales to international markets. Argentina’s market also shrunk, and had limited opportunities to export due to higher costs compared to Chile or Brazil. Sales in the rest of Latin America were as expected.

5. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	773,584	853,650
Cash flow from (used in) financing activities:
Loan and bond obtention and payments	92,442	(668,320)
Dividend payments	(130,624)	(143,003)

Others	(302)	(853)

Cash flow from (used in) investment activities:
Loans to related companies	—	(23,628)
Incorporation and sale of property, plant and equipment	(338,468)	(315,525)
Incorporation and sale of biological assets	(139,063)	(125,626)
Incorporation and sale of intangible assets	(14,858)	(10,296)
Purchase of participation in joint ventures	(153,135)	—
Purchase of participation in associates	—	(10,904)
Sale of participation in associates	6,781	—
Dividends received	4,772	6,350
Others	(6,241)	1,849

Positive Net cash flow (negative)	94,888	(436,306)

The financing cash flow had a negative balance of U.S.$38 million in the current period compared to a negative balance of U.S.$812 million in the same period of 2015. Such decrease was mainly due to an increase in bank loans received and a decrease in loan payments.

In relation to the flow of investment at the end of the current period, there was a negative balance of U.S.$640 million compared to a negative balance of U.S.$478 million in the same period of 2015. Such increase was mainly due to greater disbursements for the purchase of the interest in the joint venture SONAE ARAUCO.

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2016, a ratio of fixed rate debt to total consolidated debt of approximately 87.1%, which it believes is consistent with industry standards. The Company does not participate in futures trading as to maintain one of the lowest cost structures in the industry, the risks for price fluctuations are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

In the report to the Consolidated Financial Statements as of December 31, 2016, a detailed analysis of the risks associated with the business of Arauco is available (See Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

CLASSIFIED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5	592,253	500,025
Other current financial assets	23	5,201	32,195
Other current non-financial assets	25	144,915	133,956
Trade and other current receivables	23	701,610	733,322
Accounts receivable from related companies	13	12,505	3,124
Current Inventories	4	852,612	909,988
Current biological assets	20	306,117	306,529
Current tax assets		104,088	64,079
Total Current Assets other than assets or disposal groups classified as held for sale		2,719,301	2,683,218
Non-Current Assets or disposal groups classified as held for sale	22	3,059	3,194
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		3,059	3,194

Total Current Assets		2,722,360	2,686,412
Non-Current Assets
Other non-current financial assets	25	8,868	595
Other non-current non-financial assets	23	130,319	125,516
Trade and other non-current receivables		14,273	15,270
Related party receivables, non-current	13	957	—
Investments accounted for using equity method	15-16	446,548	264,812
Intangible assets other than goodwill	19	89,497	88,112
Goodwill	17	74,893	69,475
Property, plant and equipment	7	6,919,495	6,896,396
Non-current biological assets	20	3,592,874	3,520,068
Deferred tax assets		6,097	3,735
Total non-Current Assets		11,283,821	10,983,979
Total Assets		14,006,181	13,670,391

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

CLASSIFIED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	697,452	296,038
Trade and other current payables	23	537,891	583,018
Accounts payable to related companies	13	3,831	7,141
Other current provisions	18	842	858
Current tax liabilities		1,641	10,976
Current provisions for employee benefits	10	5,244	4,497
Other current non-financial liabilities	25	99,163	131,723

Total current liabilities other than assets included in disposal groups classified as held for sale		1,346,064	1,034,251

Total Current Liabilities		1,346,064	1,034,251
Non-Current Liabilities
Other non-current financial liabilities	23	3,870,914	4,236,965
Other non-current provisions	18	38,138	34,541
Deferred tax liabilities	6	1,631,065	1,619,012
Non-current provisions for employee benefits	10	60,084	51,936
Other non-current non-financial liabilities	25	60,633	47,241
Total non - current liabilities		5,660,834	5,989,695
Total liabilities		7,006,898	7,023,946
Equity
Issued capital		353,618	353,618
Retained earnings		7,329,675	7,204,452
Other reserves		(728,042)	(949,360)
Equity attributable to parent company		6,955,251	6,608,710
Non-controlling interests		44,032	37,735
Total equity		6,999,283	6,646,445

Total equity and liabilities		14,006,181	13,670,391

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED INCOME STATEMENTS BY FUNCTION

		January-December
		2016	2015
	Note	ThU.S.$	ThU.S.$
Income Statements

Revenue	9	4,761,385	5,146,740
Cost of sales	3	(3,498,905)	(3,511,425)
Gross profit		1,262,480	1,635,315
Other income	3	257,863	273,026
Distribution costs	3	(496,473)	(528,470)
Administrative expenses	3	(474,469)	(551,977)
Other expense	3	(77,415)	(83,388)
Profit (loss) from operating activities		471,986	744,506
Finance income	3	29,701	50,284
Finance costs	3	(258,467)	(262,962)

Share of profit (loss) of associates and joint ventures accounted for using equity method	15	23,939	6,748
Exchange rate differences		(3,935)	(41,171)
Income before income tax		263,224	497,405
Income Tax	6	(45,647)	(129,694)
Net Income		217,577	367,711

Net income attributable to

Net income attributable to parent company		213,801	362,689

Income attributable to non-controlling interests		3,776	5,022
Profit (loss)		217,577	367,711

Basic earnings per share

Basic earnings per share from continuing operations		0.0018894	0.0032051

Basic earnings per share		0.0018894	0.0032051

Earnings per diluted shares

Earnings per diluted share from continuing operations		0.0018894	0.0032051

Earnings per diluted share		0.0018894	0.0032051

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January-December
	Note	2016 ThU.S.$	2015 ThU.S.$
Net profit (loss)		217,577	367,711
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gain (losses) on defined benefit plans		(5,593)	(1,530)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss before tax		132	(1,008)
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(5,461)	(2,538)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	173,754	(385,109)
Other Comprehensive Income before tax exchange differences on translation		173,754	(385,109)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax		84,045	11,859
Recycle of cash flow hedges to profit or loss before tax		(10,198)	(16,122)
Other Comprehensive Income before tax Cash flow hedges		73,847	(4,263)
Other Comprehensive income that will be reclassified to profit or loss before tax		247,601	(389,372)
Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax
Income tax relating to defined benefit plans of other comprehensive income		1,509	649
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss.		(106)	227
Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income	6	(17,355)	1,889
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(17,355)	1,889
Other comprehensive (loss) income		226,188	(389,145)
Comprehensive (loss) income		443,765	(21,434)

Comprehensive Income attributable to
Comprehensive (loss) income, attributable to owners of parent company		435,119	(15,619)
Comprehensive (loss) income, attributable to non-controlling interests		8,646	(5,815)
Total comprehensive (loss) income		443,765	(21,434)

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2016	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2016	353,618	(872,770)	(55,396)	(16,668)	(4,526)	(949,360)	7,204,452	6,608,710	37,735	6,646,445
Changes in Equity:
Comprehensive income
Net profit							213,801	213,801	3.776	217.577
Other comprehensive income, net of tax		168,884	56,492	(4,084)	26	221,318		221,318	4.870	226.188
Comprehensive income	0	168,884	56,492	(4,084)	26	221,318	213,801	435,119	8.646	443.765
Dividends							(88,578)	(88,578)	(2,250)	(90.828)
Total increase (decrease) from transfers and other changes							0	0	(99)	(99)
Changes in equity	0	168,884	56,492	(4,084)	26	221,318	125,223	346,541	6,297	352.838
Closing balance at 12-31-2016	353,618	(703,886)	1,096	(20,752)	(4,500)	(728,042)	7,329,675	6,955,251	44,032	6,999,283

12-31-2015	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2015	353,618	(498,495)	(53,022)	(15,790)	(3,745)	(571,052)	6,984,564	6,767,130	47,606	6,814,736
Changes in Equity:
Comprehensive income
Net profit							362,689	362,689	5,022	367,711
Other comprehensive income, net of tax		(374,275)	(2,374)	(878)	(781)	(378,308)		(378,308)	(10,837)	(389,145)
Comprehensive income	0	(374,275)	(2,374)	(878)	(781)	(378,308)	362,689	(15,619)	(5,815)	(21,434)
Dividends							(142,801)	(142,801)	(3,228)	(146,029)
Total increase (decrease) from transfers and other changes							0	0	(828)	(828)
Changes in equity	0	(374,275)	(2,374)	(878)	(781)	(378,308)	219,888	(158,420)	(9,871)	(168,291)
Closing balance at 12-31-2015	353,618	(872,770)	(55,396)	(16,668)	(4,526)	(949,360)	7,204,452	6,608,710	37,735	6,646,445

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

	12-31-2016	12-31-2015
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS

Cash Flows from (used in) Operating Activities

Classes of cash receipts from operating activities

Receipts from sales of goods and rendering of services	5,020,551	5,733,693

Other cash receipts from operating activities	470,765	337,696
Classes of cash payments
Payments to suppliers for goods and services	(3,914,976)	(4,260,587)
Payments to and on behalf of employees	(320,738)	(490,723)
Other cash payments from operating activities	(212,230)	(169,237)
Interest paid	(211,614)	(229,894)
Interest received	29,380	17,720
Income taxes paid	(83,903)	(87,784)
Other inflows (outflows) of cash, net	(3,651)	2,766
Net Cash flows from Operating Activities	773,584	853,650

Cash flows (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	—	(10,090)
Cash flow used in the purchase of non-controlling interest	—	(814)
Other cash receipts from sales of equity or debt instruments in other entities	6,781	—
Other cash payments to acquire interests in joint ventures	(153,135)	—
Loans to related parties	0	(23,628)
Proceeds from sale of property, plant and equipment	17,685	5,860
Purchase of property, plant and equipment	(356,153)	(321,385)
Proceeds from sales of intangible assets	—	99
Purchase of intangible assets	(14,858)	(10,395)
Proceeds from sales of other long-term assets	1,644	506
Purchase of other non-current assets	(140,707)	(126,132)
Dividends received	4,772	6,350
Other inflows (outflows) of cash, net	(6,241)	1,849
Cash flows used in Investing Activities	(640,212)	(477,780)

Cash flows from (used in) Financing Activities

Total proceeds from borrowings	737,653	280,863
Proceeds from long-term borrowing	187,845	890
Proceeds from short-term borrowing	549,808	279,973
Repayments of borrowings	(645,211)	(949,183)
Dividends paid by subsidiaries	(130,624)	(143,003)
Other outflows of cash, net	(302)	(853)
Cash flows from (used in) Financing Activities	(38,484)	(812,176)

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	94,888	(436,306)
Effect of exchange rate changes on cash and cash equivalents	(2,660)	(34,821)

Net increase (decrease) of Cash and Cash equivalents	92,228	(471,127)
Cash and cash equivalents, at the beginning of the period	500,025	971,152
Cash and cash equivalents, at the end of the period	592,253	500,025

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016 AND 2015

NOTE 1. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendence of Securities and Insurance (the “SVS”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission (SEC) of the United States of America.

Forestal Cholguán S.A., a subsidiary of Celulosa Arauco y Constitución S.A., is also registered in the Securities Registry as No. 030.

The company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

The main business activity of Celulosa Arauco y Constitución S.A. and its subsidiaries (henceforth “Arauco” or the “Company”) is the production and sale of products related to the forestry and wood industries. Its main operations are focused on business areas of pulp, timber and forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the SVS.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Consolidated Financial Statements

The Financial Statements presented by Arauco are comprised by the following:

•	Classified Consolidated Statements of Financial Position as of December 31, 2016 and 2015.

•	Consolidated Income Statements by function for the years ended December 31, 2016 and 2015.

•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2016 and 2015.

•	Consolidated Statements of Changes in Equity for the years ended December 31, 2016 and 2015.

•	Consolidated Statements of Cash Flows – Direct Method for the years ended December 31, 2016 and 2015.

•	Explanatory disclosures (notes).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Period Covered by the Consolidated Financial Statements

Years ended December 31, 2016 and 2015.

Date of Approval of Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Session N° 564 held on March 9, 2017

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

UTA – Annual Tax Unit

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization

ICMS – Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp operating segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the sawn timber, panel and forestry operating segments, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The presentation currency of the consolidated financial statements is the U.S. Dollar. Figures on these consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a)	Basis for preparation of consolidated financial statements

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and represent the full adoption, explicitly and unreserved of the mentioned international standards.

Retroactive application of IFRS

On October 17, 2014, the SVS issued Circular Letter No. 856, instructing audited companies to register in fiscal year 2014 against equity the differences in assets and liabilities as a result of deferred taxes arising from the direct effect of the increase in the first category tax rates introduced by Law No. 20,780. Such accounting treatment differs from IAS 12 and therefore, represented a change to the framework for the preparation and presentation of financial information adopted up to that date.

Considering what was explained in the preceding paragraph represented a specific and temporary deviation from IFRS, as from 2016 and according to paragraph 4A of IFRS 1, Arauco has decided to apply retroactively such rules (in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”), as if it had never stopped applying them.

Given that what was indicated in the preceding paragraph does not alter any of the accounts shown in the financial statements as of December 31, 2016 and 2015, nor the financial statements as of December 31, 2015 and 2014, in accordance with paragraph 40A of IAS 1 “Presentation of Financial Statements”, it is not necessary to present financial statements as of January 1, 2015 (third column).

The consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

Reclassifications made in the compared period

As of December 31, 2015, Arauco presented its Consolidated Statement of Financial Position without offsetting assets from deferred tax against liabilities from deferred tax, as applicable to entities legally entitled with the right to offset current assets from tax against current liabilities from tax and to entities whose assets and liabilities from deferred tax are derived from the income taxes corresponding to the same fiscal authority and levied on the same entity.

Arauco assessed the impact of such situation for the previous year and concluded that it did not have any material impact on the consolidated annual financial statements, and that pursuant to paragraph 40A of IAS 1 “Presentation of financial statements”, it is not necessary to include the financial situation statement as of January 1, 2015 (third column).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

As of December 31, 2015, Arauco’s subsidiaries in Brazil did not classified as current assets the applicable portion of their biological assets, therefore all of its biological assets were presented as non-current assets.

The above mentioned differences in the classification have been reviewed in the Consolidated Statement of Financial Position for the years ended 2016 and 2015, and in their respective notes.

The following table reconciles the effects of the reclassifications made to the Consolidated Statement of Financial Position reported as of December 31, 2015:

	2015 Th.U.S$ (previously reported)	Reclassification Th.U.S$	2015 Th.U.S$ (Reviewed)
Current Biological Assets	272,037	34,492	306,529
Total Current Assets	2,651,920	34,492	2,686,412
Non-Current Biological Assets	3,554,560	(34,492)	3,520,068
Deferred Tax Assets	140,251	(136,516)	3,735
Total Non-Current Assets	11,154,987	(171,008)	10,983,979

Total Assets	13,806,907	(136,516)	13,670,391

Deferred Tax Liabilities	1,755,528	(136,516)	1,619,012
Total Non-Current Liabilities	6,126,211	(136,516)	5,989,695

Total Liabilities	7,160,462	(136,516)	7,023,946

There was no impact to the Consolidated Financial Statements, Consolidated Income Statements, Consolidated Statements of Cash Flow nor to the Consolidated Statements of Changes in Equity. In addition, the corrections did not affect the Company’s service of its debt obligations.

b)	Critical accounting estimates and judgments

The preparation of these financial statements, in accordance with the International Financial Reporting Standard (IFRS), requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs; therefore it is important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

-Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s holding in the identifiable net assets of the acquired subsidiary at the date of acquisition. Said fair value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others. See Note 17.

-Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c)	Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries (including special purpose entities) are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the consolidated financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

d)	Segments

Arauco has defined its operating segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established operating segments according to the following business units:

•	Pulp

•	Timber

•	Forestry

Refer to Note 24 for detailed financial information by operating segment.

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco´s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii)	Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statement of income, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Financial assets are classified into the following specified categories: ‘loans and receivables’ and “derivative financial instruments”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All purchases and sales of financial assets are recognized and derecognized on the trade date, which require delivery of assets within the same time frame established by regulation or convention in the marketplace.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition and are subsequently measured at amortized cost using the effective interest rate method, less any impairment.

Derivative financial instruments are explained in Note 1 h)

Financial liabilities

Financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and amounts paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Financial obligations are classified as current liabilities, unless Arauco holds an unconditional right to defer their settlement during at least 12 months after the balance sheet’s date.

The estimate of the fair value of obligations with banks is determined using valuation techniques that include discounted cash flow analyses applying rates of similar loans. Bonds are appraised at market value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

h)	Derivative financial instruments

(i) Derivative Financial Instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The company’s policy is that derivative contracts are entered into for economic hedging purposes and that there be no instruments for speculation purposes.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting - The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair value hedging instruments - Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

i)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the statement of financial position are the subject of active sale efforts which are estimated to be highly probable. Non-current assets held for sale are presented separately from the other assets in the balance sheet.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

-liabilities or equity instruments related to share-based payment arrangements of the acquire or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

For the phase-based business combinations, the reasonable value of the acquired company is measured at each opportunity, recognizing the effects of the changes in equity in the income statement corresponding to the period in which they are produced.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the income statement or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the cost of acquisition is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in the income statement and presented in the line Other Income (Loss).

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

Only if the investor has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture, it must recognize a liability, showing a zero investment until such time as it generates profits that reverse the generated negative equity previously generated as a result of accrued losses. Otherwise, a liability is not recognized but a zero investment is indicated regardless.

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer’s previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of income.

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate. At the date of these consolidated financial statements, the change in the carrying amount of goodwill in Brazil is only related to the net exchange rate differences on translation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRIC 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates - at the beginning of the contract, and based on relative reasonable values - payments and considerations associated with the lease, from the rest of the elements incorporated to the contract.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Forest plantations shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statement of profit or loss.

r)	Income taxes and deferred taxes.

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized or the deferred income tax liability is settled.

Deferred income taxes are registered according to rules established in IAS 12 “Income Taxes”.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Revenue recognition

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco has no right to dispose of the assets, nor effective control of such good.

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company. The point of sale is the delivery of the products to the carrier chartered by the seller.

(ii)	Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be reliably estimated, revenue is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Interconectado Central (“Central Interconnected System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC–SIC) (“Economic Load Dispatch Center of the Central Interconnected System”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the CDEC-SIC.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from operating segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The dividends payable provision is registered for 40% of the liquid distributable profit and against a lower equity, based on the yearly resolution of the Shareholders’ Meeting.

Dividends payable are presented in the line item “Other current non-financial liabilities” in the consolidated statement of financial position.

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however the reversal is limited to the amount recognized in previous years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more loss events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

An allowance for doubtful accounts is established based on an analysis of the maturity of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed, for example, when there is objective evidence of default or delinquency in payments under the original sale terms and when the customer enters into bankruptcy or financial reorganization, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x) Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

y) Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other current payables” and “Trade and Other non-current payables” depending on their respective maturities in the consolidated statement of financial position.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

z) Recent accounting pronouncements

a)	Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2016:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IFRS 14

Deferred regulatory accounts.

Temporary rule regarding the accounting of certain outstanding balances arising from regulated-tariff activities (“deferred regulatory accounts”). This rule is only applicable to entities applying IFRS 1 as first time adopters of IFRS.

January 1, 2016

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 11-Amendments	Establishes how to account for the acquisition of an interest in a joint venture operation that qualifies as a business.	January 1, 2016

IAS 16 and IAS 38 – Amendments	This amendment clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate. It also clarifies that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.	January 1, 2016

IAS 16 and IAS 41 – Amendments	These amendments change the reporting for bearer plants, which should be accounted for in the same way as property, plant and equipment. The amendments include them in the scope of IAS 16 rather than IAS 41.	January 1, 2016

IAS 27-Amendments	Allows entities to use the equity method to account for investments in subsidiaries, join ventures and associates in their separate financial statements.	January 1, 2016

IAS 1-Amendments	The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgment in presenting their financial reports.	January 1, 2016

IFRS 10, and IAS 28-Amendments	Amendments address issues that have arisen in the context of applying the consolidation exception for investment entities.	January 1, 2016

Annual Improvements 2012-2014 Cycle	IFRS 5, IFRS 7, IAS 19, IAS 34.	January 1, 2016

The adoption of the standards, amendments and interpretations described above will not have a significant impact on the Consolidated Financial Statements of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

b)	Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IFRS 9

Financial Instruments

The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

January 1, 2018

IFRS 15	This standard defines a new model to recognized revenue from contracts with costumers.	January 1, 2018

IFRS 16

Leases

Specifies guidelines to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

January 1, 2019

IFRS 22

Transactions in Foreign Currency and Anticipated Considerations

Applies to a transaction in foreign currency (or partially in foreign currency) when an entity recognizes a non-financial asset or a non-financial liability arising from the payment or collection of an anticipated consideration, before recognizing the related asset, expense, or income.

January 1, 2018
Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 7	Statement of Cash Flows Introduces additional disclosure that enable users of financial statements to evaluate changes in liabilities arising from financial activities.	January 1, 2017

IAS 12	Income taxes Clarifies the accounting for deferred tax assets relating to debt instruments measured at fair value.	January 1, 2017

IFRS 2	Share-based payment Clarifies the measurement of cash settled share-based payment transactions and the accounting for amendments that change such payments to equity instruments.	January 1, 2018

IFRS 15	Revenue from contracts with customers. Introduces clarifications to the guidelines and examples related to the transition towards the new rule.	January 1, 2018

IFRS 4	Insurance contracts Introduces two approaches: overlap and temporary exemption of IFRS 9.	January 1, 2018

IAS 40	Investment properties Clarifies the requirements needed to transfer to, or from, investment properties.	January 1, 2018

IFRS 1	First-Time adoption of the IFRS Suspension of short-term exceptions.	January 1, 2018

IFRS 12	Disclosure of Interests in Other Entities. Clarifies the scope of this rule.	January 1, 2018

IAS 28	Investments in Associates and Joint Ventures.	January 1, 2018

IFRS 10 y IAS 28- Amendments	Sale or Contribution of assets among an Investor and its Associates or Joint Ventures.	Undetermined.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

IFRS - 9 Financial Instruments.

IFRS 9 addresses the classification, measurement and discarding of financial assets and financial liabilities. The provision includes new rules applicable to coverage accounting and a new impairment model for financial assets. The financial assets held by the Group mainly include: Mutual Fund Holdings, (coverage) Derivatives, and highly-liquid financial instruments.

Consequently, Arauco does not expect the new standard to have a significant impact in the classification and measurement of its financial assets. There will be no impact over the accounting of the group’s financial liabilities, because the new requirements only affect the accounting of financial liabilities identified at a reasonable value per results, and the group does not have such liabilities. Arauco does not intend to adopt IFRS 9 prior to its date of mandatory applicability.

IFRS 15 – Ordinary Activities’ Income from Contracts with Clients.

The new provision specifies how and when income will be recognized and increases the disclosures. The provision provides a single five-step model based on principles applicable to all contracts with clients. The provision will be in full force and effect as of January 1, 2018.

Arauco is a pulp and wood supplier in the global markets. Arauco’s contracts with clients can be clearly identified on the basis of purchase orders placed by such clients. Performance obligations are regularly explicitly defined as the products are delivered in accordance with the client’s contracts.

The main contracts with clients do not include additional separate performance obligations that would substantially change the moment of income recognition in accordance to IFRS 15, compared to current income recognition practices.

IFRS 16 - Leases

IFRS 16 was issued in January, 2016. The new provision will result in recognizing practically all leases in the balance sheet, because the distinction between operational and financial leases was eliminated. Under the new provision an asset (the right to use the leased property) as well as a financial liability is recognized for lease payments. Short-term and low-value leases are an exception to this rule. This provision will be in full force and effect as of January 1, 2019.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

According to the carried out evaluations, the adoption of the other standards, amendments and interpretations described above will not have a significant impact on Arauco’s Consolidated Financial Statements during its initial application period.

NOTE 2. CHANGES IN POLICIES AND ACCOUNTING ESTIMATES

There have been no changes in the treatment of estimates, amendments and accounting policies with respect to same period of last year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Issued Capital

At the date of these consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares

	12-31-2016	12-31-2015
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618

	12-31-2016	12-31-2015
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid to ordinary shares

The interim dividend paid in December 2016 was equivalent to 20% of the distributable net income calculated as of the end of September 2016 and was considered as a decrease in the statement of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of the prior year distributable net profit and the amount of the interim dividend paid.

The ThU.S.$88,578 (ThU.S.$142,801 as of December 31, 2015) presented in the statement of changes in equity correspond to the minimum dividend provision recorded for the period 2016.

On the Cash Flow Statement on Dividends Paid an amount of Th.U.S.$ 130,624 at December 31, 2016 (ThU.S.$143,003 at December 31, 2015) of which ThU.S.$128,793 (ThU.S.$141,652 at December 31, 2015) correspond to the payment of dividends of parental company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following are the dividends paid and per share amounts during the periods 2016 and 2015:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-14-2016
Amount of Dividend	ThU.S.$29,572
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share, Ordinary Shares	U.S.$0.26133

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-11-2016
Amount of Dividend	ThU.S.$99,221
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share, Ordinary Shares	U.S.$0.87683

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-16-2015
Amount of Dividend	ThU.S.$43,580
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share, Ordinary Shares	U.S.$0.38512

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-12-2015
Amount of Dividend	ThU.S.$98,072
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.86667

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of net gain or loss of derivative financial instruments that complies with the requirements of hedge accounting at the end of each period.

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Other items in the Statement of Income by Function

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures as of December 31, 2016 and 2015:

	January - December
	2016	2015
	ThU.S.$	ThU.S.$
Classes of Other Income
Other Income, Total	257,863	273,026
Gain from changes in fair value of biological assets (See note 20)	208,562	210,479
Net income from insurance compensation	3,222	1,522
Revenue from export promotion	2,350	2,692
Leases received	4,687	2,654
Gain on sales of assets	17,485	11,849
Gain on business combination achieved in stages	—	8,744
Access easement	3,756	8,160
Recovery of tax credits	2,033	8,081
Other operating results	15,768	18,845

Classes of Other Expenses by activity
Total of other expenses by activity	(77,415)	(83,388)
Depreciation	(562)	(1,407)
Legal payments	(879)	(3,334)
Impairment provision properties, plants and equipment and others	(14,979)	(12,321)
Plants stoppage operating expenses	(3,926)	(3,917)
Expenses projects	(1,620)	(532)
Loss of asset sales	(2,283)	(2,475)
Loss and repair of assets	(1,307)	(316)
Loss of forest due to fires	(15,193)	(34,850)
Other Taxes	(8,261)	(8,981)
Research and development expenses	(2,684)	(2,604)
Compensation and eviction	(4,208)	(1,748)
Fines, readjustments and interest	(1,004)	(1,139)
Loss on disposal of associates	(10,369)	—
Other expenses	(10,140)	(9,764)

Classes of financing income
Financing income, total	29,701	50,284
Financial income from mutual funds - deposits	11,439	15,128
Financial income resulting from swap - forward	7,226	4,439
Financial income resulting from loans with related companies	—	17,629
Other financial income	11,036	13,088

Classes of financing costs
Financing costs, Total	(258,467)	(262,962)
Interest expense, Banks loans	(33,224)	(40,690)
Interest expense, Bonds	(183,203)	(189,526)
Interest expense, financial instruments	(17,221)	(7,260)
Other financial costs	(24,819)	(25,486)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	23,939	6,748
Investments in associates	16,348	5,573
Joint ventures	7,591	1,175

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January - December
Cost of sales	2016 ThU.S.$	2015 ThU.S.$
Timber	736,399	641,821
Forestry labor costs	600,320	636,100
Depreciation and amortization	377,983	371,851
Maintenance costs	313,500	305,701
Chemical costs	479,335	539,856
Sawmill Services	117,340	128,801
Other Raw Materials	221,950	226,342
Other Indirect costs	143,074	138,900
Energy and fuel	139,527	172,077
Cost of electricity	39,960	41,674
Wage and salaries	329,517	308,302
Total	3,498,905	3,511,425

	January - December
Distribution cost	2016 ThU.S.$	2015 ThU.S.$
Selling costs	33,557	48,160
Commissions	13,880	15,801
Insurance	3,216	4,601
Provision for doubtful accounts	910	3,137
Other selling costs	15,551	24,621
Shipping and freight costs	462,916	480,310
Port services	28,028	26,216
Freights	357,442	387,081
Other shipping and freight costs	77,446	67,013
Total	496,473	528,470

	January - December
Administrative expenses	2016 ThU.S.$	2015 ThU.S.$
Wage and salaries	198,129	227,407
Marketing, advertising, promotion and publications expenses	9,937	10,422
Insurance	21,526	28,216
Depreciation and amortization	29,285	24,587
Computer services	36,285	31,897
Lease rentals (offices, other property and vehicles)	14,209	13,527
Donations, contributions, scholarships	10,396	11,172
Fees (legal and technical advisors)	43,899	49,556
Property taxes, patents and municipality rights	16,275	19,196
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	94,528	135,997
Total	474,469	551,977

		January-December
Expenses for	Note	2016 ThU.S.$	2015 ThU.S.$
Depreciations	7	394,835	388,192
Employee benefits	10	532,957	537,629
Amortization	19	14,552	11,953

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

e)	Auditor Fees and Number of Employees (Not audited)

Auditors fees	12-31-2016 ThU.S.$
Audit services	2,083
Other services
Tax services	769
Others	469
TOTAL	3,321

Number of employees	No.
15,737

NOTE 4. INVENTORIES

	12-31-2016	12-31-2015
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	61,252	85,999
Production supplies	102,760	97,755
Products in progress	59,332	62,475
Finished goods	468,544	503,059
Spare Parts	160,724	160,700
Total Inventories	852,612	909,988

Inventories recognized as cost of sales at December 31, 2016 were ThU.S.$3,423,439 (ThU.S.$3,416,235 at December 31, 2015).

In order to have the inventories recorded at net realizable value at December 31, 2016, a net decrease of inventories was recognized associated with a higher provision of obsolescence of ThU.S.$8,397 (ThU.S.$6,909 at December 31, 2015). As of December 31, 2016, the amount of obsolescence provision is ThU.S.$28,499 (ThU.S.$20,102 at December 31, 2015).

At December 31, 2016 there were inventory write-offs of ThU.S.$1,332 (ThU.S.$4,215 at December 31, 2015)

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these consolidated financial statements, there are no inventories pledged as security to report.

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	12-31-2016	12-31-2015
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	3,156	201
Bank checking account balances	146,290	143,123
Time deposits	247,391	159,912
Mutual funds	195,416	196,789
Total	592,253	500,025

The risk classification of the mutual funds in effect as of December 31, 2016 and December 31, 2015 is shown below.

	December 2016 ThU.S.$	December 2015 ThU.S.$
AAAfm	192,895	196,749
AAfm	2,521	40
Total Mutual Funds	195,416	196,789

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 24% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 34% in the United States (federal tax).

On September 29, 2014, the Official Gazette published Law No. 20,780, which introduced various amendments to the current income tax system, as well as to other taxes in Chile. The main amendment was the establishment of an option between two tax regimes: attributed income system and the partially integrated system. One of the effects of the regime selection is that it attaches a progressive increase in the First Category Tax for the fiscal years of 2014, 2015, 2016 and 2017 onwards, increasing to 21%, 22,5%, 24% y 25%, respectively, if the Company chooses the application of an attributed income system, or an increase to 21%, 22.5%, 24%, 25.5% y 27% for the fiscal years 2014, 2015, 2016, 2017 and thereafter, if the Company chooses the application of the partially integrated system.

Subsequently, on February 29, 2016, the Official Gazette publishes Law No. 20,899, which introduced amendments to Law No. 20,780. Among the main amendments is the incorporation of certain limitations for applying to the attributed income system, and therefore Arauco’s Chilean companies must apply the general rule, that is, the partially integrated system.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

	12-31-2016	12-31-2015
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	5,771	13,498
Deferred tax Assets relating to Accrued Liabilities	11,716	8,535
Deferred tax Assets relating to Post-Employment benefits	17,618	15,480
Deferred tax Assets relating to Property, Plant and equipment	9,806	7,730
Deferred tax Assets relating to Financial Instruments	12,699	21,805
Deferred tax Assets relating to Tax Loss Carry forwards	50,917	35,751
Deferred tax Assets relating to Inventories	7,158	4,240
Deferred tax Assets relating to Provisions for Income	7,069	3,997
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,886	4,572
Intangible revaluation differences	10	56
Deferred tax Assets relating to Other Deductible Temporary Differences	30,216	24,587
Total Deferred Tax Assets	157,866	140,251

Netting presentation	(151,769)	(136.516)

Net Effect	6,097	3,735

Certain subsidiaries of Arauco, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$157,403 (ThU.S.$112,383 at December 31, 2015), which are mainly originated by operational and financial losses.

In addition, as of the closing of these consolidated financial statements there are ThU.S.$ 76,280 (ThU.S.$ 114,507 at December 31, 2015) of non-recoverable tax losses from companies in Uruguay as joint operations based on the participation of Arauco, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2016	12-31-2015
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, plant and equipment	934,892	930,608
Deferred tax Liabilities relating to Financial Instruments	7,186	6,376
Deferred tax Liabilities relating to Biological Assets	719,577	693,103
Deferred tax Liabilities relating to Inventory	31,072	31,912
Deferred tax Liabilities due to Prepaid Expenses	42,881	40,907
Deferred tax Liabilities due to Intangible	27,222	26,419
Deferred tax Liabilities relating to Other Taxable Temporary Differences	20,004	26,203
Total Deferred Tax Liabilities	1,782,834	1,755,528

Netting presentation	(151,769)	(136,516)

Net Effect	1,631,065	1,619,012

The effect of the current and deferred tax exercise related to financial hedging instruments corresponds to a credit of ThU.S.$17,355 as of December 31, 2016 (credit of ThU.S.$1,889 as of December 31, 2015), which is presented net in Reserves of hedges in the statement of changes in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

	Opening Balance 01-01-2016	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2016
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	13,498	(8,019)	—	292	5,771
Deferred tax Assets relating to accrued liabilities	8,535	3,181	—	—	11,716
Deferred tax Assets relating to Post-Employment benefits	15,480	579	1,509	50	17,618
Deferred tax Assets relating to Property, Plant and equipment	7,730	2,076	—	—	9,806
Deferred tax Assets relating to Financial Instruments	21,805	1,500	(10,606)	—	12,699
Deferred tax Assets relating to tax losses carry forwards	35,751	11,498	—	3,668	50,917
Deferred tax Assets relating to Inventories	4,240	2,918	—	—	7,158
Deferred tax Assets relating to Provisions for Income	3,997	3,050	—	22	7,069
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,572	261	—	53	4,886
Intangible revaluation differences	56	(46)	—	—	10
Deferred tax assets relating to other deductible temporary differences	24,587	3,593	—	2,036	30,216
Total deferred tax assets	140,251	20,591	(9,097)	6,121	157,866

	Opening Balance 01-01-2016	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 12-31-2016
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	930,608	(1,065)	—	5,349	934,892
Deferred tax liabilities relating to financial instruments	6,376	810	—	—	7,186
Deferred tax liabilities relating to biological assets	693,103	12,642	—	13,832	719,577
Deferred tax liabilities relating to inventory	31,912	(840)	—	—	31,072
Deferred tax liabilities due to prepaid expenses	40,907	2,078	—	(104)	42,881
Deferred tax liabilities due to intangible	26,419	(528)	—	1,331	27,222
Deferred tax liabilities relating to other taxable temporary differences	26,203	(9,229)	—	3,030	20,004
Total deferred tax liabilities	1,755,528	3,868	—	23,438	1,782,834

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

	Opening Balance 01-01-2015	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) from business combinations	Increase (decrease) Net exchange differences	Closing balance 12-31-2015
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	14,923	(813)	—	—	(612)	13,498
Deferred tax Assets relating to accrued liabilities	11,120	(2,561)	—	—	(24)	8,535
Deferred tax Assets relating to Post-Employment benefits	13,859	971	692	—	(42)	15,480
Deferred tax Assets relating to Property, Plant and equipment	11,199	(3,469)	—	—	—	7,730
Deferred tax Assets relating to Financial Instruments	14,129	23	7,653	—	—	21,805
Deferred tax Assets relating to tax loss carryforwards	44,832	(959)	—	—	(8,122)	35,751
Deferred tax Assets relating to tax losses carry forwards	3,157	1,487	—	—	(404)	4,240
Deferred tax Assets relating to Inventories	5,827	(1,825)	—	—	(5)	3,997
Deferred tax Assets relating to Provisions for Income	3,855	797	—	—	(80)	4,572
Intangible revaluation differences	1,080	(1,024)	—	—	—	56
Deferred tax assets relating to other deductible temporary differences	34,302	(8,892)	—	—	(823)	24,587
Total deferred tax assets	158,283	(16,265)	8,345	—	(10,112)	140,251

	Opening Balance 01-01-2015	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) from business combination	Increase (decrease) Net exchange differences	Closing balance 12-31-2015
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	941,666	5,221	—	—	(16,279)	930,608
Deferred tax liabilities relating to financial instruments	4,906	1,470	—	—	—	6,376
Deferred tax liabilities relating to biological assets	681,505	18,823	—	16,051	(23,276)	693,103
Deferred tax liabilities relating to inventory	25,688	6,224	—	—	—	31,912
Deferred tax liabilities relating to prepaid expenses	40,888	(184)	—	—	203	40,907
Deferred tax liabilities relating to intangible	32,990	2,666	—	—	(9,237)	26,419
Deferred tax liabilities relating to other taxable temporary differences	29,506	(7,961)	—	—	4,658	26,203
Total deferred tax liabilities	1,757,149	26,259	—	16,051	(43,931)	1,755,528

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2016		12-31-2015
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	106,949		104,500
Deferred Tax Assets - Tax loss carry forwards	50,917		35,751
Deferred Tax Liabilities		1,782,834		1,755,528
Total	157,866	1,782,834	140,251	1,755,528

	January - December
Detail of Temporary Difference Income and Loss Amounts	2016 ThU.S.$	2015 ThU.S.$
Deferred Tax Assets	9,093	(15,306)
Deferred Tax Assets - Tax losses	11,498	(959)
Deferred Tax Liabilities	(3,868)	(26,259)
Total	16,723	(42,524)

Income Tax Expense

Income tax expense consists of the following:

	January - December
Income Tax composition	2016 ThU.S.$	2015 ThU.S.$
Current income tax expense	(58,831)	(87,908)
Prior period current income tax adjustments	(6,899)	4,033
Other current tax benefit (expenses)	3,360	(3,295)
Current Tax Expense, Net	(62.370)	(87,170)

Deferred tax benefit (expense) relating to origination and reversal of temporary differences	5,225	(41,565)
Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	11,498	(959)
Total deferred Tax Expense, Net	16,723	(42,524)
Income Tax Expense, Total	(45,647)	(129,694)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the current income tax expense detailed by foreign and domestic (Chile) companies at December 31, 2016 and 2015:

	January - December
	2016	2015
	ThU.S.$	ThU.S.$
Foreign current income tax expense	(27,931)	(33,129)
Domestic current income tax expense	(34,439)	(54,041)
Total current income tax expense	(62,370)	(87,170)

Foreign deferred tax expense	7,794	(17,240)
Domestic deferred tax expense	8,929	(25,284)
Total deferred tax expense	16,723	(42,524)
Total tax expense	(45,647)	(129,694)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - December
	2016	2015
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	24%	22.5%
Tax Expense at statutory tax rate	(64,174)	(111,916)
Tax effect of foreign tax rates	(13,368)	(16,099)
Tax effect of revenues exempt from taxation	33,834	41,268
Tax effect of non-tax-deductible expenses	(10,987)	(40,866)
Tax rate effect of tax loss carry forwards	—	14
Tax effect of Previously Unrecognized Tax Benefit in the Income Statement	—	(857)
Tax effect of a new evaluation of assets for deferred not recognized taxes	17,157	307
Tax rate effect from change in tax rate (opening balances)	(3,681)	(3,445)
Tax rate effect of adjustments for current tax of prior periods	(6,899)	4,033
Other tax rate effects	1,471	(2,128)
Total adjustments to tax expense at applicable tax rate	17,527	(17,778)
Tax expense at effective tax rate	(45,647)	(129,694)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	12-31-2016	12-31-2015
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction in progress	321,031	251,519
Land	991,450	951,638
Buildings	2,169,731	2,182,643
Plant and equipment	3,256,348	3,346,675
Information technology equipment	24,154	26,210
Fixtures and fittings	9,880	11,860
Motor vehicles	16,858	16,721
Other property, plant and equipment	130,043	109,130
Total Net	6,919,495	6,896,396

Property, Plant and Equipment, Gross
Construction in progress	321,031	251,519
Land	991,450	951,638
Buildings	3,825,259	3,698,351
Plant and equipment	6,128,494	5,927,789
Information technology equipment	76,421	73,573
Fixtures and fittings	33,613	35,283
Motor vehicles	48,534	45,503
Other property, plant and equipment	153,838	131,894
Total Gross	11,578,640	11,115,550

Accumulated depreciation and impairment
Buildings	(1,655,528)	(1,515,708)
Plant and equipment	(2,872,146)	(2,581,114)
Information technology equipment	(52,267)	(47,363)
Fixtures and fittings	(23,733)	(23,423)
Motor vehicles	(31,676)	(28,782)
Other property, plant and equipment	(23,795)	(22,764)
Total	(4,659,145)	(4,219,154)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

To date there are no significant assets pledged as collateral for these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	122,757	109,713

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Disbursements for property, plant and equipment under construction	317,159	215,035

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2016 and December 31, 2015:

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2016	251,519	951,638	2,182,643	3,346,675	26,210	11,860	16,721	109,130	6,896,396
Changes
Additions	317,159	6,350	7,966	59,997	554	269	1,281	25,618	419,194
Disposals	(44)	(1,107)	(443)	(2,382)	(105)	—	(199)	(1,607)	(5,887)
Retirements	(1,754)	(295)	(926)	(2,209)	(24)	(8)	(30)	(2,811)	(8,057)
Depreciation	—	—	(122,257)	(330,876)	(5,352)	(1,970)	(3,969)	(4,729)	(469,153)
Impairment loss recognized in profit or loss	—	—	9	(1,254)	(7)	(1)	—	(1,553)	(2,806)
Increase (decrease) through net exchange differences	6,610	30,514	(2,388)	51,224	134	116	112	3,145	89,467
Reclassification of assets held for sale	—	—	—	341	—	—	—	—	341
Increase (decrease) through transfers from construction in progress	(252,459)	4,350	105,127	134,832	2,744	(386)	2,942	2,850	—
Total changes	69,512	39,812	(12,912)	(90,327)	(2,056)	(1,980)	137	20,913	23,099
Closing balance 12-31-2016	321,031	991,450	2,169,731	3,256,348	24,154	9,880	16,858	130,043	6,919,495

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2015	265,440	949,531	2,172,177	3,565,502	28,521	11,654	17,346	109,412	7,119,583
Changes
Additions	215,035	50,504	17,360	139,749	2,178	2,234	1,829	9,774	438,663
Acquisitions through business combinations	—	—	1,474	7	—	15	—	—	1,496
Disposals	(20)	(591)	(456)	(583)	(78)	(5)	(432)	(10)	(2,175)
Retirements	(4,596)	(44)	(1,389)	(1,942)	(5)	(7)	(101)	(481)	(8,565)
Depreciation	—	—	(117,337)	(320,135)	(5,302)	(2,980)	(4,110)	(5,915)	(455,779)
Impairment loss recognized in profit or loss	—	—	—	(4,065)	—	—	0	—	(4,065)
Increase (decrease) through net exchange differences	(4,432)	(52,284)	(30,258)	(103,972)	(290)	(519)	(300)	(6,025)	(198,080)
Reclassification of assets held for sale	—	2,759	2,676	(117)	—	—	—	—	5,318
Increase (decrease) through transfers from construction in progress	(219,908)	1,763	138,396	72,231	1,186	1,468	2,489	2,375	—
Total changes	(13,921)	2,107	10,466	(218,827)	(2,311)	206	(625)	(282)	(223,187)
Closing balance 12-31-2015	251,519	951,638	2,182,643	3,346,675	26,210	11,860	16,721	109,130	6,896,396

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending December 31, 2016 and 2015 is as follows:

	January-December
Depreciation for the year	2016 ThU.S.$	2015 ThU.S.$
Cost of sales	371,170	365,401
Administrative expenses	21,546	19,084
Other expenses	2,119	3,707
Total	394,835	388,192

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Lessee

	12-31-2016	12-31-2015
	ThU.S.$	ThU.S.$
Property, Plant and Equipment under finance leases	117,206	132,836
Plant and equipment	117,206	132,836

Reconciliation of Financial Lease Minimum Payments:

12-31-2016
Periods	Present Value ThU.S.$
Less than one year	40,400
Between one and five years	73,586
More than five years	—
Total	113,986

12-31-2015
Present Value
Periods	ThU.S.$
Less than one year	36,862
Between one and five years	90,697
More than five years	—
Total	127,559

Lease obligations are presented in the consolidated statement of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Lessor

Reconciliation of Financial Lease Minimum Payments:

	12-31-2016
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	512	—	512
Between one and five years	353	—	353
More than five years	—	—	—
Total	865	—	865

	12-31-2015
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	10	1	9
Between one and five years	6	—	6
More than five years	—	—	—
Total	16	1	15

Finance lease receivables are presented in the consolidated statement of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January – December
Classes of revenue	2016 ThU.S.$	2015 ThU.S.$
Revenue from sales of goods	4,649,581	5,018,138
Revenue from rendering of services	111,804	128,602
Total	4,761,385	5,146,740

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	2016 ThU.S.$	2015 ThU.S.$
Employee expenses	532,957	537,629
Wages and salaries	506,993	519,066
Severance indemnities	25,964	18,563

	2016	2015
Discount rate	4.52%	4.91%
Inflation	2.79%	2.95%
Annual rate of wage growth	5.22%	5.22%
Mortality rate	RV-2009	RV-2009

Sensitivities to assumptions	Th.U.S.$
Discount rate
Increase in 100 bps	(9,052)
Decrease in 100 bps	10,572
Wage growth rates
Increase in 100 bps	5,596
Decrease in 100 bps	(4,875)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2016 and December 31, 2015:

	12-31-2016	12-31-2015
	ThU.S.$	ThU.S.$
Current	5,244	4,497
Non-current	60,084	51,936
Total	65,328	56,433

Reconciliation of the present value of severance indemnities obligations	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Opening balance	56,433	52,172
Current service cost	5,334	13,032
Interest cost	2,957	2,257
(Gains) losses from changes in actuarial assumptions	2,083	(5,723)
Actuarial gains and losses arising from experience	3,503	6,980
Benefits paid	(7,871)	(3,482)
Increase (decrease) for foreign currency exchange rates changes	2,889	(8,803)
Closing balance	65,328	56,433

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND EFFECT OF FOREIGN EXCHANGE DIFFERENCES.

	12-31-2016	12-31-2015
	ThU.S.$	ThU.S.$
Total Current Assets	2,722,360	2,686,412

Cash and Cash Equivalents	592,253	500,025
U.S Dollar	524,426	388,818
Euro	2,357	2,501
Brazilian Real	47,696	21,676
Argentine Pesos	4,046	40,573
Other currencies	3,327	2,979
Chilean Pesos	10,401	43,478

Other current financial assets	5,201	32,195
U.S Dollar	4,879	29,367
Argentine Pesos	315	2,828
Other currencies	7	—

Other current non-financial assets	144,915	133,956
U.S Dollar	62,246	55,365
Euros	71	82
Brazilian Real	22,537	16,505
Argentine Pesos	12,261	3,705
Other currencies	3,500	4,801
Chilean Pesos	44,300	53,280
U.F.	—	218

Trade and other current receivables	701,610	733,322
U.S Dollar	489,056	507,032
Euro	26,544	27,595
Brazilian Real	46,150	37,975
Argentine Pesos	15,137	23,016
Other currencies	16,620	14,091
Chilean Pesos	106,681	123,056
U.F.	1,422	557

Accounts receivable from related companies	12,505	3,124
U.S Dollar	274	21
Brazilian Real	726	995
Chilean Pesos	10,548	2,108
U.F.	957	—

Current Inventories	852,612	909,988
U.S Dollar	812,748	871,629
Brazilian Real	39,864	38,359

Current biological assets	306,117	306,529
U.S Dollar	271,551	272,037
Brazilian Real	34,566	34,492

Current tax assets	104,088	64,079
U.S Dollar	6,199	5,464
Brazilian Real	5,798	5,243
Argentine Pesos	39	2,000
Other currencies	2,696	850
Chilean Pesos	89,356	50,522

Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	3,059	3,194
U.S Dollar	3,059	3,194

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2016	12-31-2015
	ThU.S.$	ThU.S.$
Total Non-Current Assets	11,283,821	10,983,979

Other non-current financial assets	8,868	595
U.S Dollar	8,868	212
Argentine Pesos	—	383

Other non-current non-financial assets	130,319	125,516
U.S Dollar	95,658	114,164
Brazilian Real	4,042	2,987
Argentine Pesos	9,900	7,138
Other currencies	636	706
Chilean Pesos	20,083	521

Trade and other non-current receivables	14,273	15,270
U.S Dollar	6,895	9,976
Other currencies	527	729
Chilean Pesos	5,753	3,145
U.F.	1,098	1,420

Related party receivables, non-current	957	—
U.F.	957	—

Investments accounted for using equity method	446.548	264.812
U.S Dollar	124.324	122.416
Euro	156.990	—
Brazilian Real	165.203	142.329
Chilean Pesos	31	67

Intangible assets other than goodwill	89,497	88,112
U.S Dollar	88,394	87,154
Brazilian Real	1,026	876
Chilean Pesos	77	82

Goodwill	74,893	69,475
U.S Dollar	42,508	42,445
Brazilian Real	32,385	27,030

Property, plant and equipment	6,919,495	6,896,396
U.S Dollar	6,394,105	6,448,616
Brazilian Real	520,448	442,959
Chilean Pesos	4,942	4,821

Non-current biological assets	3,592,874	3,520,068
U.S Dollar	3,185,872	3,297,710
Brazilian Real	407,002	222,358

Deferred tax assets	6,097	3,735
U.S Dollar	4,134	3,735
Brazilian Real	1,697	—
Other currencies	52	—
Chilean Pesos	214	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

	Up to 90 days ThU.S.$	12-31-2016 From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	12-31-2015 From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	806,280	539,784	1,346,064	910,436	123,815	1,034,251

Other current financial liabilities	196,001	501,451	697,452	189,693	106,345	296,038
U.S Dollar	178,442	455,908	634,350	153,361	71,330	224,691
Brazilian Real	3,558	1,282	4,840	25,092	2,266	27,358
Argentine Pesos	11	29	40	—	356	356
Chilean Pesos	1,132	3,387	4,519	902	2,622	3,524
U.F.	12,858	40,845	53,703	10,338	29,771	40,109

Bank Loans	134,140	61,483	195,623	126,795	72,948	199,743
U.S Dollar	130,571	60,172	190,743	101,703	70,326	172,029
Brazilian Real	3,558	1,282	4,840	25,092	2,266	27,358
Argentine Pesos	11	29	40	—	356	356

Financial Leases	9,534	30,866	40,400	9,301	27,561	36,862
Chilean Pesos	1,132	3,387	4,519	902	2,622	3,524
U.F.	8,402	27,479	35,881	8,399	24,939	33,338

Other Loans	52,327	409,102	461,429	53,597	5,836	59,433
U.S Dollar	47,871	395,736	443,607	51,658	1,004	52,662
U.F.	4,456	13,366	17,822	1,939	4,832	6,771

Trade and other current payables	511,371	26,520	537,891	583,018	—	583,018
U.S Dollar	146,652	3,510	150,162	174,469	—	174,469
Euros	12,006	1,028	13,034	8,808	—	8,808
Brazilian Real	4,849	21,982	26,831	25,616	—	25,616
Argentine Pesos	31,661	—	31,661	27,068	—	27,068
Other currencies	12,244	—	12,244	17,619	—	17,619
Chilean Pesos	285,359	—	285,359	324,361	—	324,361
U.F.	18,600	—	18,600	5,077	—	5,077

Accounts payable to related companies	3,831	—	3,831	7,141	—	7,141
U.S Dollar	1,969	—	1,969	962	—	962
Chilean Pesos	1,862	—	1,862	6,179	—	6,179

Other current provisions	842	—	842	858	—	858
U.S Dollar	842	—	842	858	—	858

Current tax liabilities	1,641	—	1,641	10,030	946	10,976
U.S Dollar	448	—	448	6,380	—	6,380
Euros	7	—	7	1,093	—	1,093
Brazilian Real	—	—	—	530	—	530
Argentine Pesos	133	—	133	24	—	24
Other currencies	574	—	574	1,716	—	1,716
Chilean Pesos	479	—	479	287	946	1,233

Current provisions for employee benefits	5,214	30	5,244	1,751	2,746	4,497
Chilean Pesos	5,214	30	5,244	1,751	2,746	4,497

Other current non-financial liabilities	87,380	11,783	99,163	117,945	13,778	131,723
U.S Dollar	62,974	163	63,137	79,673	13,633	93,306
Euros	53	—	53	44	—	44
Brazilian Real	9,426	11,616	21,042	22,251	—	22,251
Argentine Pesos	3,474	—	3,474	4,428	139	4,567
Other currencies	3,202	—	3,202	3,704	—	3,704
Chilean Pesos	8,183	4	8,187	7,823	6	7,829
U.F.	68	—	68	22	—	22

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

	From 13 months to 5 years ThU.S.$	12-31-2016 More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 5 years ThU.S.$	12-31-2015 More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	3,599,291	2,061,543	5,660,834	3,732,206	2,257,489	5,989,695

Other non-current financial liabilities	2,020,484	1,850,430	3,870,914	2,141,600	2,095,365	4,236,965
U.S Dollar	1,591,127	1,075,204	2,666,331	1,748,723	1,525,269	3,273,992
Brazilian Real	17,098	1,042	18,140	13,953	1,929	15,882
Argentine Pesos	—	—	—	48	—	48
Chilean Pesos	11,151	—	11,151	10,455	—	10,455
U.F.	401,108	774,184	1,175,292	368,421	568,167	936,588

Bank Loans	626,384	92,351	718,735	648,017	149,782	797,799
U.S Dollar	609,286	91,309	700,595	634,016	147,853	781,869
Brazilian Real	17,098	1,042	18,140	13,953	1,929	15,882
Argentine Pesos	—	—	—	48	—	48

Financial Leases	73,586	—	73,586	90,697	—	90,697
Chilean Pesos	11,151	—	11,151	10,455	—	10,455
U.F.	62,435	—	62,435	80,242	—	80,242

Other Loans	1,320,514	1,758,079	3,078,593	1,402,886	1,945,583	3,348,469
U.S Dollar	981,841	983,895	1,965,736	1,114,707	1,377,416	2,492,123
U.F.	338,673	774,184	1,112,857	288,179	568,167	856,346

Other non-current provisions	38,138	—	38,138	34,541	—	34,541
U.S Dollar	1	—	1	4	—	4
Brazilian Real	5,425	—	5,425	4,410	—	4,410
Argentine Pesos	32,712	—	32,712	30,127	—	30,127

Deferred tax liabilities	1,479,596	151,469	1,631,065	1,456,888	162,124	1,619,012
U.S Dollar	1,412,506	131,406	1,543,912	1,373,597	162,124	1,535,721
Brazilian Real	67,090	20,063	87,153	83,291	—	83,291

Non-current provisions for employee benefits	60,084	—	60,084	51,936	—	51,936
Other currencies	144	—	144	149	—	149
Chilean Pesos	59,940	—	59,940	51,787	—	51,787

Other non-current non-financial liabilities	989	59,644	60,633	47,241	—	47,241
U.S Dollar	430	—	430	392	—	392
Brazilian Real	—	59,644	59,644	46,043	—	46,043
Argentine Pesos	349	—	349	608	—	608
Chilean Pesos	206	—	206	195	—	195
U.F.	4	—	4	3	—	3

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine Pesos
Forestal Talavera S.A.	Argentina	Argentine Pesos
Greeneagro S.A.	Argentina	Argentine Pesos
Leasing Forestal S.A.	Argentina	Argentine Pesos
Savitar S.A.	Argentina	Argentine Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences resulting from the conversion of the controlling participation:

	January - December
	2016	2015
	ThU.S.$	ThU.S.$
Arauco Do Brasil S.A.	73,087	(155,390)
Arauco Forest Brasil S.A.	68,314	(140,992)
Arauco Florestal Arapoti S.A.	19,523	(43,189)
Arauco Distribución S.A.	—	(4,180)
Arauco Argentina S.A.	4,989	(13,308)
Flakeboard Company Limited	2,984	(16,915)
Others	(13)	(301)

Total reserve of exchange differences on translation	168,884	(374,275)

Effect of changes in foreign exchange rates

	January-December
	2016	2015
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(3,935)	(40,827)
Reserve of exchange differences on translation (with Non-controlling interests)	173,754	(385,109)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS

Arauco capitalizes the cost of borrowing on current investment projects at effective interest rate.

	January – December
	2016	2015
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	5.11%	4.87%
Amount of the capitalized interest cost, property, plant and equipment	2,177	1,893

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean SVS and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these consolidated financial statements, there are neither provisions for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Produces Consolidated Financial Statements for Public Use

Empresas Copec S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary and an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions are equitable in relation to other transactions regularly performed at market conditions, with mutual independence of the parties.

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional Currency	% Ownership interest 12-31-2016			% Ownership interest 12-31-2015
				Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.1624	98.8366	99.9990	1.2485	98.7505	99.9990
-	Arauco Europe Cooperatief U.A.	Netherland	U.S. Dollar	0.4614	99.5376	99.9990	0.4843	99.5147	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	10.1297	89.8694	99.9991	10.1297	89.8694	99.9991
-	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9986	99.9990
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57.5404	57.5404	—	57.5404	57.5404
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9789	99.9789
-	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.4744	98.4744	—	98.4478	98.4478
-	Forestal Concepción S.A.	Panama	U.S. Dollar	—	—	—	0.0050	99.9940	99.9990
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
-	Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos	—	99.9805	99.9805	—	99.9805	99.9805
-	Forestal Talavera S.A.	Argentina	Argentine pesos	—	99.9942	99.9942	—	99.9942	99.9942
-	Greenagro S.A.	Argentina	Argentine pesos	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
-	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99.9801	99.9801	—	99.9801	99.9801
96510970-6	Maderas Arauco S.A. (ex Paneles Arauco S.A.)	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9934	99.9934
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
-	Savitar S.A.	Argentina	Argentine pesos	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	—	99.9934	99.9934	—	99.9934	99.9934

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

ID N°	Company Name	Country	Functional Currency
-	Eufores S.A.	Uruguay	U.S. Dollar
-	Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
-	Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
-	El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
-	Ongar S.A.	Uruguay	U.S. Dollar
-	Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	January - December
	2016	2015
	ThU.S.$	ThU.S.$
Salaries and bonuses	84,699	65,760
Per diem compensation to members of the Board of Directors	1,783	1,097
Termination benefits	6,339	2,250
Total	92,821	69,107

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	39	44
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	1,701	1,646
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean pesos	30 days	7,618	—
Stora Enso Arapoti Industria del Papel S.A	—	Associate	Brazil	Brazilian Real	—	—	472
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	726	523
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	—	—	142
CMPC Celulosa S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	30 days	2	—
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	1,188	276
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	U.S. Dollar	30 days	274	21
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	UF	Jan-17	478	0
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	UF	Sep-17	479	0
TOTAL						12,505	3,124

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables, Non-Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	UF	Sep-18	478	—
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	UF	Sep-19	478	—
TOTAL						957	—

Related Party Payables, Current

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	1,758	6,057
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	97	—
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	—	—	98
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	30 days	1,246	851
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	30 days	723	111
Empresas Copec S.A.	90.690.000-9	Controlling Parent	Chile	Chilean pesos	—	—	24
Adm. de ventas al detalle Arco Prime Ltda.	77.215.640-5	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	5	—
Empresa Distrib. Papeles y Cartones S.A.	88.566.900-k	Common Stockholder	Chile	Chilean pesos	30 days	2	—
TOTAL						3,831	7,141

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31- 2016 ThU.S.$	12-31- 2015 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	2,199	2,503
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean pesos	Management service	356	233
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel and other	39,732	61,245
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport and stowage	8,633	10,917
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	Port services	7,311	7,694
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	47,236	39,362
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	2,093	2,018
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	1,295	1,312
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	512	552
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	Wood and logs	511	267
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	Wood and logs	180	204
Red to Green S.A.(Ex-Sigma Servicios Informáticos S.A.)	86.370.800-1	Common director	Chile	Chilean pesos	Computer Services	249	59
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean pesos	Industrial Cleaning Services	—	-285
Empresas de Residuos Industriales Resiter Ltda	76.329.072-7	Common director	Chile	Chilean pesos	Industrial Cleaning Services	—	5,027
Resiter Uruguay S.A	—	Common director	Uruguay	U.S. Dollar	Service to collect solid waste	—	774
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	383	447
CMPC Celulosa S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Others purchases	3	2,217

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	5,999	1,083
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	16,326	17,543
Stora Enso Arapoti Industria de Papel S.A.	—	Associate	Brazil	Brazilian Real	Wood	1,149	5,617
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Harvesting services, Wood and chips	21,657	19,328
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	Wood	47	311
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	UF	Sale Land	1,914	—
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	5,263	2,666

Other Transactions

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A.		Associate	Brazil	Brazilian Real	Loans (Capital and interest)	—	41,091

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On August 2, 2016, our subsidiary Forestal Arauco S.A. incorporated the company Arauco Nutrientes Naturales SPA, with a capital contribution of ThU.S.$5,000 of which, as of December 31, 2016, Th.U.S.$3,000 had been paid. The corporate purpose of the company is the manufacture and sale of products made from extracts, fruits, and others.

Company mergers

On December 1, 2015 there was a merger among the affiliates Paneles Arauco S.A. (successor), Aserraderos Arauco S.A. and Arauco Distribución S.A. This transaction had no effect on results and was performed with a view to generate greater synergies, share best practices and achieve better results for our clients. There will be a progressive integration of the activities of sawmills, remanufacturing, plywood, panels and distribution under the same view, with products oriented to the furniture, construction, fitting and packaging industries.

Investments in Subsidiaries

In October 2015, the company acquired the remaining 51% of the interest ownership in Novo Oeste Gestao de Ativos Florestais S.A., in which it held, on December 31, 2015, a stake of 100% through Arauco’s subsidiaries in Brazil. Tables below show the acquired assets and liabilities at fair value, consideration paid and effects generated through the transaction.

Novo Oeste Gestao de Ativos Florestais	10-27-2015 Th.U.S.$
Cash and cash equivalents	427
Inventories	3,747
Accounts receivable from related companies, Current	39,917
Other Assets, Current	154
Current Assets, Total	44,245

Accounts receivable from related companies, Non-current	12,439
Other Assets, Non-Current	—
Property, plant and equipment	1,496
Biological assets, Non-current	87,580
Non-Current Assets, Total	101,515
Assets, Total	145,760

Trade and other current payables, Current	238
Current tax liabilities	3,449
Accounts payable to related companies, current	10
Current Liabilities, Total	3,697

Accounts payable to related companies, Non-current	137,193
Deferred tax liabilities	16,051
Non-Current Liabilities, Total	153,244
Liabilities, Total	156,941

The interest previously held by Novo Oeste Gestao de Ativos Florestais S.A. was measured at fair value, recognizing a gain in the other income line of ThU.S.$15,268. The price paid for the 51% interest was ThU.S.$995, generating a goodwill of ThU.S.$6,697, for which Arauco decided to recognize in the results because of the Company’s accumulated losses. The impairment loss is presented net from the above mentioned gain.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

On August 13, 2015, the company Arauco Middle East DMCC was incorporated with a single contribution from Inversiones Arauco Internacional Limitada of 3,673,000 Dirham (ThU.S.$1,000). The corporate purpose of this company is the promotion of products and the management of Arauco’s customer relations in the Middle East.

On January 26, 2015 Arauco, through its subsidiaries in North America, acquired a melamine-based paper treatment plant located in Biscoe, North Carolina. The price paid was ThU.S.$9,522. The attached table displays the acquired assets at fair value and the price paid under the transaction:

ThU.S$
Inventories	372
Lands	597
Buildings	1,723
Plant and equipment	6,830

Value Paid, Total	9,522

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

At December 31, 2016 and December 31, 2015 there are no new investments in associates to report.

On March 31, 2016, our subsidiary Arauco do Brasil S.A. sold its stake at Stora Enso Arapoti Industria de Papel S.A. for ThU.S.$4,141. This transaction generated a loss of ThU.S.$10,369, as reflected in the Consolidated Statement of Income by Function, in line item “Other Expenses”.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	12-31-2016	12-31-2015
Carrying amount	ThU.S.$61,505	ThU.S.$58,922

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose

Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.

Ownership interest (%)	50.0000%
	12-31-2016	12-31-2015
Carrying amount	ThU.S.$43,559	ThU.S.$43,200

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2016	12-31-2015
Carrying amount	ThU.S.$190	ThU.S.$179

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Ownership interest (%)	20.0000%
	12-31-2016	12-31-2015
Carrying amount	—	ThU.S.$17,397

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	12-31-2016	12-31-2015
Carrying amount	ThU.S.$(1)	ThU.S.$16

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	12-31-2016	12-31-2015
Carrying amount	ThU.S.$31	ThU.S.$67

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	12-31-2015	12-31-2015
Carrying amount	ThU.S.$160,490	ThU.S.$121,360

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

	Assets
12-31-2016	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	76,021	29	4,608	0	24,972	6	26	105,662
Non-current	572,831	88,936	668	0	415,083	152	63	1,077,733
Total	648,852	88,965	5,276	0	440,055	158	89	1,183,395

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	44,457	82	3,412	0	3,446	0	9	51,406
Non-current	301,065	—	912	0	109,079	6	85	411,147
Equity	303,330	88,883	952	0	327,530	153	(5)	720,843
Total	648,852	88,965	5,276	0	440,055	159	89	1,183,396

Revenues	107,722	3,072	4,591	492	44,822	33	94	160,826
Expenses	(98,642)	—	(4,587)	(6,320)	(15,238)	(147)	(100)	(125,034)
Profit or loss	9,080	3,072	4	(5,828)	29,584	(114)	(6)	35,792

	Assets
12-31-2015	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	90,896	29	4,174	59,594	14,736	1	44	169,474
Non-current	472,638	86,453	664	33,284	322,598	345	146	916,128
Total	563,534	86,482	4,838	92,878	337,334	346	190	1,085,602

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	41,784	82	3,136	13,648	9,098	7	7	67,762
Non-current	231,160	0	808	7,094	80,563	5	118	319,748
Equity	290,590	86,400	894	72,136	247,673	334	65	698,092
Total	563,534	86,482	4,838	92,878	337,334	346	190	1,085,602

Revenues	88,689	4,629	16,007	9,574	36,270	983	121	156,273
Expenses	(89,719)	0	(5,163)	(3,579)	(19,674)	(105)	(1,229)	(119,469)
Profit or loss	(1,030)	4,629	10,844	5,995	16,596	878	(1,108)	36,804

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Investment in Associates and Joint Ventures

	12-31-2016	12-31-2015
	ThU.S.$	ThU.S.$
Opening balance as of January 1, 2016	264,812	326,045
Changes
Investments in associates, Additions	—	1,808
Investment in joint ventures, Additions	153,135	—
Disposals, Investments in associates	(14,510)	—
Share of profit (loss) in investment in associates	16,349	5,573
Share of profit (loss) in investment in joint ventures	7,590	1,175
Dividends Received, Investments in Associates	(5,320)	(18,396)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	20,634	(55,207)
Other increase (decrease) in investment and associates and joint ventures	3,858	3,814
Total changes	181,736	(61,233)
Ending balance	446,548	264,812

	12-31-2016	12-31-2015
	ThU.S.$	ThU.S.$
Carrying amount of associates accounted for using equity method	265,775	241,140
Carrying amount of joint ventures accounted for using equity method	180,773	23,672
Total investment accounted for using equity method	446,548	264,812

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

On May 31, 2016, Inversiones Arauco Internacional Limitada, Arauco’s subsidiary, acquired 50% of the shares of Tableros de Fibras S.A, a Spanish subsidiary of SONAE INDUSTRIA, SGPS, S.A. (“Sonae”), which as of such date changed its name to “Sonae Arauco S.A.”. The price paid by Arauco for the acquisition of 50% of the shares of Sonae Arauco was the amount of €137,500,000 (equivalent to ThU.S.$153,135 at the acquisition date). This transaction generated a surplus of ThU.S 36,190, as shown in the Consolidated Statement of Financial Position as part of the investment. As of December 31, 2016, the investment has appraised by the participation method, notwithstanding that for the final determination of its reasonable value is still ongoing.

Sonae Arauco produces and sales wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

In the aggregate, the production capacity of Sonae Arauco is of approximately 1.45 million m3 of MDF, 2.27 million m3 of particle boards, 460,000 m3 of OSB and 100,000 m3 of sawn timber.

As of December 31, 2016, Arauco has not carried out any contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. (ThU.S.$82,943 as of December 31, 2015), with Arauco still holding 50% of control under a joint agreement.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The contributions made were invested in the construction of a last generation cellulose production plant, with a guaranteed annual capacity of 1.3 million tons, a port and an energy generation unit based on renewable resources, which is located in the town of Puerto Pereira, Province of Colonia, Uruguay.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Furthermore, Arauco holds a 50% ownership interest in Unilin Arauco Pisos Laminados Ltda., a Brazilian company, and in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. There is a contractual agreement with these companies whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2016		12-31-2015
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	173,258	182,834	173,499	167,067
Non-current	2,131,266	735,679	2,192,148	885,723
Equity		1,386,011		1,312,857
Total Joint Arrangement	2,304,524	2,304,524	2,365,647	2,365,647

Investment	693,006		656,429

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Income	680,819	720,499
Expenses	(618,387)	(612,101)
Joint Arrangement Net Income (Loss)	62,432	108,398

	12-31-2016		12-31-2015
Forestal Cono Sur S.A.(consolidated) (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	23,745	21,039	23,267	21,495
Non-current	178,236	1,381	176,876	4,654
Equity	—	179,561	—	173,994
Total Joint Arrangement	201,981	201,981	200,143	200,143

Investment	89,781		86,997

	12-31-2016	12-31-2015
	ThU.S.$	ThU.S.$
Income	8,443	10,821
Expenses	(2,876)	(12,000)
Joint Arrangement Net Income (Loss)	5,567	(1,179)

	12-31-2016		12-31-2015
Eufores S.A.(consolidated) (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	178,644	200,525	158,735	187,311
Non-current	604,736	23,052	611,500	39,994
Equity	—	559,803	—	542,930
Total Joint Arrangement	783,380	783,380	770,235	770,235

Investment	279,902		271,465

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2016	12-31-2015
	ThU.S.$	ThU.S.$
Income	296,927	292,534
Expenses	(280,054)	(297,291)
Joint Arrangement Net Income (Loss)	16,873	(4,757)

	12-31-2016		12-31-2015
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	4,397	82,331	11,582	71,202
Non-current	492,815	63,021	494,585	88,182
Equity	—	351,860	—	346,783
Total Joint Arrangement	497,212	497,212	506,167	506,167

Investment	175,930		173,392

	12-31-2016	12-31-2015
	ThU.S.$	ThU.S.$
Income	31,042	19,079
Expenses	(25,966)	(41,988)
Joint Arrangement Net Income (Loss)	5,076	(22,909)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures:

	12-31-2016		12-31-2015
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	7,900	3,549	5,943	2,304
Non-current	5,094	18	3,544	37
Equity		9,427		7,146
Total Joint Arrangement	12,994	12,994	9,487	9,487

Investment	4,714		3,573

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Income	1,305	112
Expenses	(1,974)	(2,462)
Joint Arrangement Net Income (Loss)	(669)	(2,350)

	12-31-2016		12-31-2015
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	15,817	4,348	23,457	8,365
Non-current	31,690	5,021	30,203	5,097
Equity		31,138		40,198
Total Joint Arrangement	47,507	47,507	53,660	53,660

Investment	19,069		20,099

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Income	48,276	39,646
Expenses	(44,045)	(36,355)
Joint Arrangement Net Income (Loss)	4,231	3,291

	12-31-2016
	Assets	Liabilities
Sonae Arauco S.A.	ThU.S.$	ThU.S.$
Current	223,145	213,228
Non-current	544,087	312,404
Equity		241,600
Total Joint Arrangement	767,232	767,232

Net Assets	120,800
Adjustment to Net Assets (Goodwill)	36,190
Investment	156,990

12-31-2016
ThU.S.$
Income	507,179
Expenses	(495,560)
Joint Arrangement Net Income (Loss)	11,619

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In 2015, a provision for the impairment of the Arapoti Sawmill in an amount of ThU.S.$2,428, was registered reducing the recoverable value for these assets to zero.

Disclosure of Impairment Losses of Assets

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of December 31, 2016 and December 31, 2015 respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	12-31-2016	12-31-2015
Information relevant to the sum of all impairment	ThU.S.$7,464	ThU.S.$4,658

This impairment provision is being analyzed to determine the definitive write-off corresponding to the related assets.

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$74,893 (ThU.S.$69,475, at December 31, 2015)

Of the total of goodwill, ThU.S.$39,694 (ThU.S.$39,631 as of December 31, 2015) are generated by the acquisition of “Flakeboard”, a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownership.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term, applying a real discount rate of 7.8% which reflects current market assessments for the Panels segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$32,385 (ThU.S.$27,030 as of December 31, 2015).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering a 5-year term, applying a 9% real discount rate that reflects current evaluations for the panel segment in Brazil.

As a result of the annual impairment test, the carrying value of the goodwill does not exceed their recoverable value, and therefore there is no need to recognize impairment losses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

As of December 31, 2016 and December 31, 2015, the variation of the balance in goodwill is only due to the translation adjustments as explained in the accounting policies.

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection to tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount of $4,571,664,617 (equal to ThU.S.$ 6,829 as of December 31, 2016). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 (equal to ThU.S.$ 1,807, as of December 31, 2016), resulting in a total disputed amount of $3,362,265,453 (equal to ThU.S.$ 5,022, as of December 31, 2016); consequently, on this date the claim corresponding to the sums not granted during the enforcement stage was filed. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On March 20, 2015, the SII responded to the allegations submitted by Arauco against Liquidations No. 184 and 185 of 2005. Currently, the case’s evidentiary stage is due to begin.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

2. In connection with Licancel Plant, on June 22, 2011, the Company was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on June 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they had from the aforementioned event, including loss of profits, pain and suffering and an alleged contractual liability, for a total of $2,695,560,000 (equal to ThU.S.$ 4,026, as of December 31, 2016).

On October 21, 2015 the Court issued a definitive first instance decision partially admitting the claim, sentencing Celulosa Arauco y Constitución S.A. to pay each claimant – as non-monetary

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

damages – the sum of $5,000,000 plus adjustments, as per the variation of the CPI, calculated as from May 2007 until the month of the actual payment. On November 16, 2015, the defendant challenged the definitive decision through the submission of a cassation appeal based on formal aspects and an ordinary appeal. In turn, the plaintiff adhered to the appeal, seeking to have the amount of the non-monetary damages recognized by the first instance decision increased. Pending. (Court of Appeals Docket No. 60-2016).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

3. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

On February 12, 2016, the Company submitted its defenses. The SMA shall analyze and rule on the defenses, and it may request new information or open a term for providing evidence. Once these proceedings have been discharged, the SMA will issue a resolution that either absolves or sanctions the Company. The resolutions issued by the SMA may be appealed before the Environmental Court.

The maximum fine that the SMA could apply against the Company, for the above mentioned charges, is up to 36,000 UTA (equivalent to ThU.S.$ 29,801, as of December 31, 2016).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

4. Through Res. Ex. N° 1 of the SMA, dated February 17, 2016 notified on February 23, 2016, the SMA formulated 8 charges against the company due to alleged breaches of certain Environmental Qualification Resolutions for the Nueva Aldea Plant. The 8 charges were qualified by the SMA as follows: 7 severe and 1 minor.

On March 15, 2016, the company submitted - within the established term - a compliance program which contains 30 actions and goals, related to each one of the 8 alleged infringements. On July 15, 2016, the Exempted Resolution No. 11 of the SMA was notified, which approved the compliance program and suspended the punitive proceedings. If the program is satisfactorily implemented, it would be possible to conclude the proceedings without applying any sanctions.

On August 3, 2016, third-party complainants in the administrative proceeding filed a complaint appeal against Exempted Resolution No. 11 issued by the SMA, which approved the compliance program. On December 24, 2016, the Third Environmental Court rejected such complaint filed against Ex. Res. No. 11 SMA, which approved the compliance program. The petitioners did not file a cassation remedy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

5. Through Exempted Resolution No. 1/File F-020-2016, dated May 6, 2016, the SMA formulated four charges against the company due to certain alleged breaches of the Environmental Qualification Resolutions of the Licancel Plant. The SMA classified the four charges as follows: 1 severe and 3 minor.

The company filed its defenses on June 8, 2016. On October 21, 2016, the SMA requested additional information from the company, which will be submitted in due time. On January 12, 2017, the SMA served its resolution concluding the investigation. The SMA has to issue a new resolution either absolving or sanctioning the Company. The SMA’s resolutions may be challenged before the Environmental Court.

On February 1, 2017, the Environment Superintendent issued Exempted Resolution No. 71, imposing a fine against the Company for the amount of 239 Annual Tax Units (UTA) (equivalent to ThU.S.$ 198, as of December 31, 2016).

•	Regarding Charge No. 1, related to the disposal of solid industrial waste, particularly ashes in excess of the thresholds authorized by RCA No. 75/2004, a fine amounting to 3 UTA was applied (equivalent to ThU.S.$ 2, as of December 31, 2016).

•	Regarding Charge No. 2, related to the failure to withdraw from the former treatment pond “pursuant to RCA No. 308/2006,” in the environmental inspections dated May of 2013 and February of 2015, a fine amounting to 234 UTA was applied (equivalent to ThU.S.$194, as of December 31, 2016).

•	Regarding Charge No. 3, relaeted to exceeding the humidity percentages of the mud disposed of in the solid waste deposit, a fine amounting to 2 UTA was applied (equivalent to ThU.S.$ 2, as of December 31, 2016).

•	Regarding Charge No. 4, related to the fact that the discharge point of the effluent was not built at the approved location, the Company was acquitted.

On February 13, 2017, the Company filed a motion for reconsideration, requesting the annulment of the fine or substantially decreasing it. This remedy is currently pending.

Since the Company’s position is grounded in solid legal arguments, and there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

6. Through Exempted Resolution No. 1/File F-031-2016, dated September 15, 2016, the SMA formulated three charges against the company due to certain alleged breaches of certain Environmental Qualification Resolutions of the Constitución Plant, and an alleged contravention of Law 19,300 resulting from a purported circumvention of the Environmental Assessment System. The SMA classified the three charges as follows: 1 severe and 2 minor.

On October 17, 2016, the company filed a Compliance Program containing 7 actions and objectives. On January 3, 2017 the SMA served its resolution approving the compliance program submitted by the Company. If the compliance program is executed satisfactorily, the proceedings would conclude without the application of any sanctions.

Since the Company’s position is grounded in solid legal arguments, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Arauco Argentina S.A.

1. On December 14, 2007 the Federal Administration of Internal Revenue (Administración Federal de Ingresos Públicos)(“AFIP”) requested a determination, challenging the deductibility, as against Income Tax, of certain expenses, interests and exchange differences generated by Private Negotiable Obligations issued by the Company in 2001 and cancelled in 2007, for an amount of US$ 250,000,000.

This determination reached $417,908,207 Argentine Pesos (equivalent to ThU.S.$26,300 as of December 31, 2016) for principal, compensatory interest and fines.

On February 11, 2008, the Company appealed before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”), which upheld the State’s determination on February 2010. The Company appealed this decision before the National Chamber of Appeals for Federal Administrative Disputes.

Likewise, the Company requested an interim measure of relief before the Chamber of Appeals, so that the Chamber may order the suspension of the determination’s enforceability while the final judgment is pending. On May 13, 2010, Chamber I of the National Chamber of Appeals for Federal Administrative Disputes approved the request, subject to the pledge of collateral, which collateral was furnished by the Company by means of Insurance Policy No. 86058, issued by Zurich Argentina Cia. de Seguros S.A. for $633,616,741 Argentine Pesos (equivalent to ThU.S.$ 39,875 as of December 31, 2016).

The judgment of the Chamber of Appeals, issued in December 2012, was contrary to the company’s interests. The Company filed an Ordinary Appeal before the Supreme Court of Justice, which was authorized by the Chamber of Appeals, and an Extraordinary Appeal, which was duly noted by the Chamber for the relevant procedural phase.

During this entire process, the Company’s external advisors maintained their opinion that the Company had behaved within the limits of the law in its deduction of the interests, expenses and exchange differences that was challenged by the State, and that there were good changes that this determination issued by the AFIP would be rendered without effect.

On July 22, 2016, Congress passed law No. 27,260, whose Title II, Book II establishes an Exceptional Regularization Regime for Tax, Social Security and Customs Obligations, for obligations that have been the subject matter of judicial proceedings (henceforth, the “Regularization Regime”).

The introduction of the Regularization Regime entails an exemption from the applicable fines as well as a portion of the interests. In order to enjoy these benefits, the taxpayer must unconditionally accept its counterparty’s claim in relation to the regularized obligations, as well as desist from and withdraw any action and right, including restitution actions, bearing the expense of litigation costs and expenses.

The legal counselors that have been intervening in the different stages of litigation have highlighted the very important economic advantages offered by the Regularization Regime in light of the contingency inherent to any judicial case.

On September 7, 2016, the Company materialized its application to the Regularization Regime before the AFIP, in connection to the obligations claimed in consideration to the adjustment conducted by the State regarding the Income Tax Statements filed between the years 2001 and 2004 and reported this situation to the Nation’s Supreme Court, consequently abandoning the Ordinary Appeal that had been promptly lodged.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

As of this date, the updated amount for the contingency amounted to approximately $ 891,758,132 Argentine Pesos (equal to ThU.S.$ 56,121 as of December 31, 2016), corresponding to principal, interest and fines. The Company decided to pay in cash, and the balance that was finally paid amounted to $ 248,503,504 Argentine Pesos (equal to ThU.S.$ 15,639 as of December 31, 2016). Additionally, the Company shall assume the payment of all litigation costs and trial expenses, the sum of which was undetermined as of the date of these financial statements. On November 1, 2016, the Nation’s Supreme Court of Justice declared the above mentioned remedy’s abandonment and returned the file to the court of origin. On November 30, 2016, the First Chamber of the National Appeals Court declared that the case file as returned.

2. Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company filed yearly forestry plans between years 2007 and 2015 for its local operations in the Provinces of Misiones and Buenos Aires.

In March, 2005, Note No. 145/05 of the Undersecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $372,478,000 Argentine Pesos (ThU.S.$ 23,441 as December 31, 2016) for guaranteed export duties, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of US$6,555,207, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. Both the underlying issue and the restitution claim have yet to be resolved.

In turn, during April of year 2005, the Secretary for Agriculture, Ranching, Fishing and Foods issued Resolution No. 260/2005, requiring that holders of any firms that had received

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

the fiscal benefits granted under Law No. 25,080 should establish collateral to cover the total amount of any such benefits, considering for such purposes all benefits that had been enjoyed until the date of their establishment. In January 2006, the Company furnished, in protest, the requested collateral, which amount to, as of the date of these financial statements, $245,359,796 Argentine pesos (ThU.S.$ 15,441 as of December 31, 2016). On April 29, 2016, the corresponding authority issued Resolution 154 – E/2016 that repealed Resolution 260/2005 and established a minimum and maximum amount for the collateral. The Company shall apply the new Resolution upon the expiration of the next collateral policy (May 2017).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

3. On December 6, 2013, Arauco Argentina S.A. was served upon Resolution 803 issued by the Central Bank of the Republic of Argentina (BCRA) on November 22, 2013. By means of such resolution, the BCRA initiated Investigation No. 5581, whereby it is sought to determine the absence of currency inflow and liquidation, and the delayed inflow of currency arising from export operations.

On March 6, 2014, the BCRA notified Arauco Argentina S.A. that it had received the APSA’s response and was beginning the trial period. On June 18, 2014 the BCRA notified the company of the closure of the trial period. On June 26, 2014 APSA presented its answer. On October 6, 2014, the company was served with the ruling dated September 30, 2014, issued by the National Criminal and Economic Court No. 8, Secretary No. 16, through which it was notified that the court would analyze the case under Case File No. 1330/2014.

The resolution through which the Intervening Court declared the expiration of the criminal action based on the statute of limitations and acquitted the Company was issued on August 23, 2016.

Arauco do Brasil S.A.

On November 8, 2012, the Brazilian tax authorities issued an Infringement Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for allegedly unpaid taxed owed by said company during the period from 2006 to 2010. Specifically, the tax authorities (i) objected to the deductibility of certain payments made, and expenses incurred (including the amortization of premiums, interest and litigation costs) by Arauco do Brasil between 2005 and 2010, and, (ii) argued that Arauco do Brasil made certain insufficient payments regarding the Brazilian Corporate Tax (“IRPJ”) and the Corporate Contribution over Net Profits (“CSLL”) during 2010.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. As of the date of this report, the trial pertaining to this objection is still pending. With the first level administrative decision, the main amount is R$164,159,000 (ThU.S.$ 50,648 as of December 31,2016)

The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company and therefore, as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Forestal Arauco S.A.

1. On October 8, 2013, Bosques Arauco S.A., now Forestal Arauco S.A. was notified of a civil claim filed by Mr. Manuel Antonio Fren Casanova, requesting the court to declare the properties known as Cuyinco and Cuyinco Alto as two different properties and, therefore, to order the cancellation of the ownership registration in the name of Bosques Arauco S.A. found on N° 290 of page 266 of the Registry of Property kept by the Real Estate Registrar of Cuyinco Alto, on the grounds that, Bosques Arauco S.A. erroneously understood that its property, Cuyinco Alto of 4,600 hectares, would also encompass the land known as Cuyinco, which allegedly belongs to the claimant.

The claim was filed before the Civil Court of Lebu (Case File No. C-269-2013).

On October 27, 2015, the Court passed a first instance definitive judgment, dismissing the claim in its entirety. On November 16, 2015, the plaintiff challenged the first instance judgment by means of a cassation appeal based on substantial and procedural grounds. (Case Docket Court of Appeals No. 1956-2015).

On January 13, 2017, the Court of Appeals of Concepción upheld the lower court ruling.

The plaintiff did not appealed the Court of Appeals of Concepción ruling, whereby the lower court ruling – which dismissed the claim – was confirmed. Consequently, the decision is final and not subject to any further appeal. Trial concluded.

2. Maquinarias y Equipos Klenner Limitada filed a civil damages claim before the First Civil Court of Valdivia, Case File number C-375-2015, against Forestal Arauco S.A. The claim seeks compensation for alleged damages brought as a result of the termination of a service provision contract that took place on February 9, 2010. The plaintiff valued the damages in the amount of $4,203,216,164 (equivalent to ThU.S.$ 6,278, as of December 31, 2016).

On November 14, 2016, the lower court issued a ruling partially upholding the claim, convicting Forestal Arauco S.A. to pay the sum of $115,026,673 (equivalent to ThU.S.$ 172 as of December 31, 2016) as general damage, and the sum of $607,849,413 (equivalent to ThU.S.$ 908 as of December 31, 2016) for loss profit, rejecting the claim for alleged moral damage, all without ordering the payment of litigation expenses.

Forestal Arauco S.A. challenged the ruling filing a cassation remedy based on procedural violations as well as an appeal. The plaintiff also challenged the ruling through an appeal. All remedies are currently pending for discussion and ruling by the Court of Appeals of Valdivia. Since January 12, 2017, the remedies are awaiting their presentation (Court entry Case File No. 779-2016).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

3. On April 28, 2015, the company was notified of and answered the action for recovery submitted in ordinary proceedings by Mr. Rodrigo Huanquimilla Arcos and Mr. Mario

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Andrades Rojas, attorneys at law, on behalf of 24 members of the Arcos succession, who claiming to be owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, request that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. The company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

The Court ordered that this trial be joined with those entertained under Case File C-54-2015, suspending the proceeding and ordering the parties to appoint a joint representative to act on behalf of both parties. The attorneys for both claimant parties conferred reciprocal powers to each other, and thus the Court deemed they had fulfilled the legal requirement.

On December 9, 2016, the Court summoned the parties to a ruling hearing. The issuance of the ruling is pending (Case file C-334-2014 of the Civil Court of Constitución).

On February 24, 2017, the final ruling of the lower court was notified, completely dismissing the claim, with litigation costs. The filing of potential remedies is currently available.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

4. On April 6, 2015, the company was notified through a rogatory letter regarding the claim submitted by Mr. Gustavo Andrés Ochagavía Urrutia, attorney at law, acting on behalf of 23 members of the Arcos succession, who claim to be the owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, requesting that Forestal Celco S.A., currently Forestal Arauco S.A., be ordered to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., is allegedly in possession but does not own the real property in question. On April 28, 2014, the company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

On January 8, 2016, the defendant requested a consolidation of the proceedings with Case file 334-2014, as well as the suspension of the proceedings until this request is decided upon. The Court ordered this case file to be joined with the proceedings of case file No. C-334-2014 of the Civil Court of Constitución.

On February 24, 2017, the final ruling of the lower court was notified, completely dismissing the claim, with litigation costs. The filing of potential remedies is currently available.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of December 31, 2016, Arauco has not made any provision whatsoever in connection to this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

Provisions recorded as of December 31, 2016 and December 31, 2015 are as follows:

	12-31-2016	12-31-2015
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	842	858
Provisions for litigations	427	404
Other provisions	415	454
Provisions, non-Current	38,138	34,541
Provisions for litigations	14,696	10,996
Other provisions	23,442	23,545

Total Provisions	38,980	35,399

	12-31-2016
Movements in Provisions	Litigations ThU.S.$(*)	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	11,400	23,999	35,399
Changes in provisions
Increase in existing provisions	5,363	1	5,364
Used provisions	(998)	(39)	(1,037)
Increase (decrease) in foreign currency exchange	(609)	—	(609)
Other Increases (Decreases)	(33)	(104)	(137)
Total Changes	3,723	(142)	3,581
Closing balance	15,123	23,857	38,980

(*)	The increase in legal claims is composed mainly of ThU.S.$863 and ThU.S$2,255 (Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsits, and ThU.S.$1,490 from Arauco Argentina in connection of fees in lawsuits.

	12-31-2015
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	16,038	51,026	67,064
Changes in provisions
Increase in existing provisions	2,555	1,429	3,984
Used provisions	(2,990)	—	(2,990)
Increase (decrease) in foreign currency exchange	(5,163)	—	(5,163)
Other Increases (Decreases)	960	(28,456)	(27,496)
Total Changes	(4,638)	(27,027)	(31,665)
Closing balance	11,400	23,999	35,399

(*)	The increase in legal claims is composed mainly of ThU.S.$1,558 from Brazilian subsidiaries in connection with civil and labor lawsuits, being the latter the most important. In addition there are ThU.S.$840 from Arauco Argentina in connection with labor lawsuits .
(**)	The increase of Other Provisions comprises mainly an increase of ThU.S.$1,429 from Arauco Argentina for export duties. While in the Other Increases (Decreases), line item, the reverse of Negative Equity to Arauco Forest Brasil over Novo Oeste by ThU.S.$ 25,290 and Forestal Cholguán over Sercor is reflected by ThU.S.$2,850.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include the recognition of a liability related to investments in associates and joint ventures accounted under the equity method with net asset deficiency at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	12-31-2016	12-31-2015
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	89,497	88,112
Computer software	26,370	21,251
Water rights	5,689	5,485
Customer	50,982	55,265
Other identifiable intangible assets	6,456	6,111

Classes of intangible Assets, Gross	159,025	142,704
Computer software	72,008	58,275
Water rights	5,689	5,485
Customer	71,275	70,676
Other identifiable intangible assets	10,053	8,268

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(69,528)	(54,592)
Accumulated amortization and impairment, intangible assets	(69,528)	(54,592)
Computer software	(45,638)	(37,024)
Customer	(20,293)	(15,411)
Other identifiable intangible assets	(3,597)	(2,157)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2016
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	21,251	5,485	55,265	6,111	88,112
Changes
Additions	12,935	204	—	1,718	14,857
Disposals	(1)	—	—	—	(1)
Amortization	(8,368)	—	(4,770)	(1,414)	(14,552)
Increase (Decrease) related to foreign currency translation	178	—	487	41	706
Other Increases (Decreases)	375	—	—	—	375
Changes Total	5,119	204	(4,283)	345	1,385
Closing Balance	26,370	5,689	50,982	6,456	89,497

	12-31-2015
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	18,224	5,442	63,164	6,428	93,258
Changes
Additions	9,638	66	—	690	10,394
Disposals	(73)	—	—	(70)	(143)
Amortization	(6,448)	(2)	(4,819)	(684)	(11,953)
Increase (Decrease) related to foreign currency translation	(84)	(21)	(3,080)	(253)	(3,438)
Other Increases (Decreases)	(6)	—	—	—	(6)
Changes Total	3,027	43	(7,899)	(317)	(5,146)
Closing Balance	21,251	5,485	55,265	6,111	88,112

Years of Useful life (Average)
Computer Software	5
Customer	15
Brands	7

The amortization of customer and computer software is presented in the Consolidated Income Statements by Function under the line item “Administrative Expenses”.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.7 million hectares as of December 31, 2016 out of which 1 million hectares are used for forestry planting, 409 thousand hectares are native forest, 191 thousand hectares are used for other purposes and 52 thousand hectares not yet planted.

As of December 31, 2016, the production volume of logs totaled 18.7 million cubic meters (19.4 million cubic meters as of December 31, 2015).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•	The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•	Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Consolidated Income Statements under the line item Other income per function, which as of December 31, 2016 amounted to ThU.S.$208,562 (ThU.S.$210,479 as of December 31, 2015). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of December 31, 2016 amounted to ThU.S.$204,971 (ThU.S.$185,737 as of December 31, 2015).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

•	The discount rates used are 8% in Chile, Brazil and Uruguay, and 12% in Argentina.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(107,133)
	-0,5	113,385
Margins (%)	10	383,069
	-10	(383,069)

The adjustment to commercial value of biological assets is recorded in the Consolidated Income Statements by Function, under the line item Other Income or Other Expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

Insurances policies are currently in force and effect against fires that may occur in forest plantations, which in conjunction with the Company’s own resources, allows to minimize the risks associated to any such losses.

Detail of Biological Assets Pledged as Security

As of December 31, 2016, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Current and Non-Current Biological Assets

As of the date of these consolidated financial statements, the Current and Non-current biological assets are as follows:

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Current	306,117	306,529
Non-current	3,592,874	3,520,068
Total	3,898,991	3,826,597

Reconciliation of carrying amount of biological assets

Movement	12-31-2016 ThU.S.$
Opening Balance	3,826,597
Changes in Biological Assets
Additions through acquisition and costs of new plantations	137,439
Decreases due to Sales	(1,351)
Decreases due to Harvest	(326,494)
Gain (losses) arising from changes in fair value less costs to sale	208,562
Increases (decreases) in Foreign Currency Translation	69,068
Loss of forest due to fires	(15,193)
Other Increases (decreases)	363
Total Changes	72,394
Closing Balance	3,898,991

Movement	12-31-2015 ThU.S.$
Opening Balance	3,846,353
Changes in Biological Assets
Additions through acquisition and costs of new plantations	215,557
Decreases due to Sales	(1,028)
Decreases due to Harvest	(299,501)
Gain (losses) arising from changes in fair value less costs to sale	210,479
Increases (decreases) in Foreign Currency Translation	(111,502)
Loss of forest due to fires	(34,850)
Other Increases (decreases)	1,089
Total Changes	(19,756)
Closing Balance	3,826,597

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Detail information of disbursements related to the environment

As of December 31, 2016 and December 31, 2015 Arauco has made and / or has committed the following disbursements by major environmental projects:

12/31/2016		Disbursements undertaken 2016				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	285	Assets	Property, plant and equipment	417	2017
Arauco Do Brasil S.A.	Environmental improvement studies	In process	385	Expense	Administration expenses	1,231	2017
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,585	Assets	Property, plant and equipment	1,396	2017
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	476	Assets	Property, plant and equipment	8,085	2018
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	611	Assets	Property, plant and equipment	20,658	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	1,271	Assets	Property, plant and equipment	—
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,218	Assets	Property, plant and equipment	14,736	2018
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	51,703	Assets	Property, plant and equipment	64,450	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	26,990	Expense	Operating cost	4,180	2018
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	144	Assets	Property, plant and equipment	—
Arauco Argentina S.A	Construction emisario	In process	8	Assets	Property, plant and equipment	824	2017
Arauco Argentina S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	187	Assets	Property, plant and equipment	124	2017
Arauco Argentina S.A	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	183	Assets	Property, plant and equipment	6,112	2017
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	1,332	Expense	Operating cost	—
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	465	Expense	Administration expenses	—
Paneles Arauco S.A.	Environmental improvement studies	In process	1,217	Assets	Property, plant and equipment	304	2017
Forestal Arauco S.A. (Ex-Forestal Celco S.A.)	Environmental improvement studies	In process	643	Expense	Administration expenses	946	2017
Forestal Los Lagos S.A	Environmental improvement studies	In process	225	Expense	Operating cost	18	2017

		TOTAL	88,928			123,481

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

12/31/2015		Disbursements undertaken 2015				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	32	Assets	Property, plant and equipment	220	2016
Arauco Do Brasil S.A.	Environmental improvement studies	In process	220	Expense	Administration expenses	699	2016
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	2,720	Assets	Property, plant and equipment	0
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	2,688	Assets	Property, plant and equipment	1,057	2016
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	4,818	Assets	Property, plant and equipment	0
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	244	Assets	Property, plant and equipment	0
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	6,668	Assets	Property, plant and equipment	113,321	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	27,868	Expense	Operating cost	0
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,122	Assets	Property, plant and equipment	1,420	2016
Arauco Argentina S.A	Construction emisario	In process	—	Assets	Property, plant and equipment	805	2016
Arauco Argentina S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	165	Assets	Property, plant and equipment	3,952	2016
Arauco Argentina S.A	Environmental improvement studies	Finished	117	Assets	Property, plant and equipment	0
Arauco Argentina S.A	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	38	Assets	Property, plant and equipment	6,268	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,627	Expense	Operating cost	109	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	555	Assets	Property, plant and equipment	366	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	720	Assets	Property, plant and equipment	—
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	355	Expense	Administration expenses	355	2016
Forestal Arauco S.A. (Ex-Forestal Celco S.A.)	Environmental improvement studies	In process	613	Expense	Administration expenses	783	2016
Forestal Los Lagos S.A	Environmental improvement studies	In process	206	Expense	Operating cost	208	2016

		TOTAL	51,776			129,563

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

By the end of fiscal year 2015, Paneles Arauco S.A. decided to reclassify to Properties, plant and equipment an amount of ThU.S.$5,429, since the Escuadron, La Araucana and Remanufactura Lomas Coloradas plants were used as warehouses for finished products. These assets consisted of buildings and saw mill equipment, which were shut down in preceding years.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2016	12-31-2015
	ThU.S.$	ThU.S.$
Land	160	217
Buildings	1,122	1,122
Property, plant and equipment	1,777	1,855
Total	3,059	3,194

As of December 31, 2016 and December 31, 2015, there were no significant effects on results related to the sale of assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of December 31, 2016 and December 31, 2015, are displayed in the table below. Regarding those instruments valued at an amortized cost, as estimation of their reasonable value is displayed for informational purposes.

	December 2016		December 2015
Financial Instruments Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value

Fair value through profit or loss (held for trading)	198,582	198,582	200,034	200,034
Forward	3,166	3,166	3,245	3,245
Mutual funds (2)	195,416	195,416	196,789	196,789
Loans and Accounts Receivables	1,126,182	1,126,182	1,054,952	1,054,952
Cash and cash equivalents	396,837	396,837	303,236	303,236
Cash	149,446	149,446	143,324	143,324
Time deposits	247,391	247,391	159,912	159,912
Accounts Receivables (net)	715,883	715,883	748,592	748,592
Trades and other receivables	600,589	600,589	614,655	614,655
Lease receivable	764	764	15	15
Other receivables	114,530	114,530	133,922	133,922
Accounts receivable from related parties	13,462	13,462	3,124	3,124
Other Financial Assets (5)	10,903	10,903	29,545	29,545

Financial Liabilities at amortized cost (3)	5,022,725	5,158,789	4,895,594	5,095,197
Bonds issued denominated in U.S. dollars	2,321,980	5,158,789	4,895,594	5,095,197
Bonds issued denominated in U.F. (4)	1,130,679	2,480,063	2,317,216	2,409,538
Bank Loans in Dollars	891,338	926,070	953,898	1,004,792
Bank borrowing denominated in U.S. dollars	23,020	23,020	43,644	43,644
Financial Leasing	113,986	108,980	127,559	123,289
Trades and other Payables	537,891	537,891	583,018	583,018
Accounts payable to related parties	3,831	3,831	7,141	7,141
Financial liabilities at fair value through profit or loss	336	336	1,429	1,429
Hedging Liabilities	87,027	87,027	226,139	226,139

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.
(5)	Includes guarantee fund for derivatives which correspond to the collateral under swap agreements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2016, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

	Fair Value December 2016 ThU.S.$	Level 1 ThU.S.$	Fair value	Level 3 ThU.S.$
Financial Instruments Thousands of dollars			Level 2 ThU.S.$

Financial assets measured at fair value
Derivatives	3,166		3,166
Mutual Funds (2)	195,416	195,416

Other financial assets	10,903	2,245	8,657

Financial liabilities measured at fair value
Bonds issued denominated in U.S. dollars	2,480,063	2,480,063
Bonds issued denominated in U.F. (4)	1,078,934	1,078,934
Bank Loans in Dollars	926,070		926,070
Bank borrowing denominated in U.S. dollars	23,020		23,020
Financial Leasing	108,980		108,980

Hedging Liabilities	336		336
Financial liabilities at fair value through profit or loss	87,027		87,027

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable flows, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Interest rate and currency swaps are valued under the cash flow discount method at the rate applicable according to the transaction’s risk, using an internal methodology based on the information obtained from Bloomberg. In this particular case, given that cross currency swaps correspond to future flows in UF and future flows in Dollars, Arauco calculates the current value of such flows by using 2 discount curves: the UF zero coupon curve and the Dollar zero coupon.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	December 2016 ThU.S.$	December 2015 ThU.S.$
Interest bearing loans, current (a)	697,000	291,798
Other financial liabilities, current	697,452	296,038
Hedging liabilities current + Financial liabilities at fair value through profit or loss current	452	4,240
Interest bearing loans, non-current (b)	3,784,003	4,013,637
Other financial liabilities, non-current	3,870,914	4,236,965
Hedging liabilities non-current + Financial liabilities at fair value through profit or loss non-current	86,911	223,328

Financial debt total (c)	4,481,003	4,305,435

Cash and cash equivalents	592,253	500,025
Other financial assets current	5,201	32,195
Total Cash (d)	597,454	532,220

Net Financial Debt (e)	3,883,549	3,773,215

Equity attributable to owners of controlling parent	6,955,251	6,608,710
Non-controlling interests	44,032	37,735
Total equity (f)	6,999,283	6,646,445

Debt to equity ratio (g)	0.55	0.57

(a)	Other Current Financial Liabilities – (Current Hedge Liabilities + Financial Liabilities with changes in current results)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

(b)	Other Non-current Financial Liabilities – (Non-current Hedge Liabilities + Financial Liabilities with changes in non-current results)
(c)	Interest bearing loans, current + Interest bearing loans, non-current
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

Note: The Hedge Liabilities include Currency Swaps, Forwards, and Options. As of 31-12-2016 the amount for the financial Liabilities with changes in non-current profits and losses is zero, the Liabilities of current hedges amount to ThU.S.$ 115, and financial liabilities with a change in current profits and losses amount to ThU.S.$ 336

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	December 2016 ThU.S.$	December 2015 ThU.S.$
Other financial liabilities (a)	4,568,366	4,533,003
Other financial liabilities, current	697,452	296,038
Other financial liabilities, non-current	3,870,914	4,236,965
Financial liabilities at fair value through profit or loss	336	1,429
Hedging liabilities (b)	87,027	226,139
Swaps	86,895	205,618
Forward	132	3,677
Options	0	16,844
Financial debt total (c)	4,481,003	4,305,435

Cash and cash equivalents	592,253	500,025
Total Cash (d)	592,253	500,025

Net Financial Debt (e)	3,888,750	3,805,410

Equity attributable to owners of controlling parent	6,955,251	6,608,710
Non-controlling interests	44,032	37,735
Total equity (f)	6,955,251	6,646,445
Debt to equity ratio (g)	0.56	0.57

(a)	Other Financial Liabilities current + Other Financial Liabilities non-current
(b)	Swaps + Forwards + Options
(c)	Other financial liabilities +Financial liabilities at fair value through profit or loss + Hedging liabilities
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the statement of financial position as of December 31, 2016 and 2015:

Thousands of dollars	December 2016
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	51.874	5,836	55,193	1,179,558	1,945,583	3,125,141	3,180,334
Bank borrowing	134.140	72,948	199,743	648,017	149,782	797,799	997,542
Financial Leasing	9.534	27,561	36,862	90,697	—	90,697	127,559
Government loans	—	—	—	—	—	—	—
Swap and Forward	453	—	4,240	223,328	—	223,328	227,568

Other Financial Liabilities, Total (a)	196.001	106,345	296,038	2,141,600	2,095,365	4,236,965	4,533,003

Thousands of dollars	December 2016
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	511.371	—	583,018	—	—	—	583,018
Related party payables	3.831	—	7,141	—	—	—	7,141

Accounts Payable, Total (b)	515.202	—	590,159	—	—	—	590,159

Total Financial Liabilities (a) + (b)	711.203	106,345	886,197	2,141,600	2,095,365	4,236,965	5,123,162

Thousands of dollars	December 2015
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	49.357	377,871	430,446	966,131	2,261,750	3,227,881	3,658,327
Bank borrowings	126.795	133,554	273,470	797,628	248,117	1,045,745	1,319,215
Financial leasing	9.301	23,855	31,706	65,289	—	65,289	96,995
Government loans	—	3,893	3,893	—	—	—	3,893
Swap and Forward	4.240	—	2,828	114,904	—	114,904	117,732

Other Financial Liabilities, Total (a)	189.693	539,173	742,343	1,943,952	2,509,867	4,453,819	5,196,162

Thousands of dollars	December 2015
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	583.018	2,434	630,406	—	—	—	630,406
Related party payables	7.141	—	6,036	—	—	—	6,036

Accounts Payable, Total (b)	590.159	2,434	636,442	—	—	—	636,442

Financial Liabilities, Total (a) + (b)	779.852	541,607	1,378,785	1,943,952	2,509,867	4,453,819	5,832,604

23.4 Derivative Financial Instruments

Hedging instruments recorded as of December 31, 2016 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statement of Financial Position under Other Non-current Financial Assets or Other Non-current Financial Liabilities, respectively. The effects for the period are presented under Equity as Other Comprehensive Income or the Statement of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

A summary of the hedging instruments included in the Financial Position Statement as of the end of this period, is presented below:

Financial Instruments	Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	3,166
Derivative-Uruguay (1)	3,159
Forward-Colombia	7

Hedging Assets	8,658
Derivative-Uruguay (1)	2,029
Cross Currency Swaps	6,629

Financial liabilities at fair value through profit or loss	(336)
Forward-Colombia	(267)
Derivative-Uruguay (1)	(69)

Hedging Liabilities	(87,027)
Cross Currency Swaps	(86,895)
Derivative-Uruguay (1)	(132)

(1)	Include Swap and Forward from Uruguay tables.

23.4.1. Chile

Cross currency swaps

Arauco has exposure to cash flow variability in the exchange rate risk factor. This occurs mainly because of holding assets or liabilities in currencies other than the operational currency, creating variations that could affect the operation’s results.

Below are the cross currency swaps that Arauco has as of December 31, 2016 to cover the exposure to the exchange rate risk generated from bonds denominated in UF:

Bond	Institution	Amount ThU.S.$	Amount UF	Starting date	Ending date	Market Value ThU.S.$
F	Deutsche - England	43,618,307	1,000,000	10/30/2011	10/30/2021	(4,703)
F	JP Morgan - N.A.	43,618,307	1,000,000	10/30/2011	10/30/2021	(4,584)
F	Deutsche - England	37,977,065	1,000,000	04/30/2014	04/30/2019	1,782
F	BBVA - Chile	38,426,435	1,000,000	10/30/2014	04/30/2023	558
F	BBVA - Chile	38,378,440	1,000,000	10/30/2014	04/30/2023	908
F	Santander - Chile	37,977,065	1,000,000	10/30/2014	04/30/2023	1,427
F	BCI - Chile	37,621,562	1,000,000	10/30/2014	04/30/2023	1,952
J	Corpbanca - Chile	42,864,859	1,000,000	09/01/2010	09/01/2020	(5,505)
J	BBVA - Chile	42,864,859	1,000,000	09/01/2010	09/01/2020	(5,505)
J	Deutsche - England	42,864,859	1,000,000	09/01/2010	09/01/2020	(5,590)
J	Santander - Spain	42,873,112	1,000,000	09/01/2010	09/01/2020	(5,463)
J	BBVA - Chile	42,864,257	1,000,000	09/01/2010	09/01/2020	(5,318)
P	Corpbanca - Chile	46,474,122	1,000,000	05/15/2012	11/15/2021	(6,355)
P	JP Morgan - N.A.	47,163,640	1,000,000	11/15/2012	11/15/2021	(6,157)
P	BBVA - Chile	42,412,852	1,000,000	11/15/2013	11/15/2023	(2,548)
P	Santander - Chile	41,752,718	1,000,000	11/15/2013	11/15/2023	(1,591)
P	Deutsche - England	41,752,718	1,000,000	11/15/2013	11/15/2023	(1,564)
R	Santander - Chile	128,611,183	3,000,000	10/01/2014	04/01/2024	(13,815)
R	JP Morgan - England	43,185,224	1,000,000	10/01/2014	04/01/2024	(4,039)
R	Corpbanca - Chile	43,277,070	1,000,000	10/01/2014	04/01/2024	(4,026)
Q	BCI - Chile	43,185,224	1,000,000	10/01/2014	04/01/2021	(3,524)
Q	BCI - Chile	43,196,695	1,000,000	10/01/2014	04/01/2021	(3,443)
S	Santander - Chile	201,340,031	5,000,000	11/15/2016	11/15/2026	(3,165)

						(80,266)

Arauco needs to minimize the risk of exchange rate as it holds adjustable obligations in Chilean Pesos. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in adjustable pesos of the bonds described above, with flows in U.S. dollars (Arauco’s functional currency), at a fixed and determined exchange rate as of the agreement’s execution date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Through an effectiveness test, and pursuant to IFRS 39, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

23.4.2. Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of December 31, 2016, are detailed in the following table:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	Market Value ThU.S.$
USDCOP	BBVA Colombia	5,000	10/28/2016	1/11/2017	7
USDCOP	BBVA Colombia	4,000	11/18/2016	2/9/2017	(255)
USDCOP	BBVA Colombia	7,000	12/13/2016	3/10/2017	(12)

					(260)

23.4.3. Uruguay

Forward

As of December 31, 2016, Arauco Uruguay maintains the following forward contracts in force and effect through a joint operation (50%) for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	Notional ThU.S.$	Market Value ThU.S.$
UYUUSD	Banco Santander Uy	16,600	1,633
UYUUSD	Citibank U.K.	3,200	150
UYUUSD	HSBC Uruguay	10,750	1,256

			3,039

The results of Arauco Uruguay’s also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the cellulose manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 for years 2016, 2017 and part of 2018 has been limited, through forwards of this commodity. The agreements that are in force and effect as of December 31, 2016, are detailed below:

Exchange rate	Institution	Notional ThU.S.$	Market Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	5,508	1,059
Fuel Oil N°6	DNB Bank ASA	2,661	156
Fuel Oil N°6	Citibank U.K.	378	83

			1,298

Swap

In addition, Arauco Uruguay´s maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of December 31, 2016, is shown below:

Exchange rate	Institution	Notional ThU.S.$	Market Value ThU.S.$
USD	DNB Bank ASA	59,077	650

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Note: the amounts and market value in the tables included in section 23.4.4 represent 50% of the total, reflecting the equity stake held by Arauco in its Uruguayan subsidiaries.

23.5 Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and ”Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and account receivables from related parties.

As of December 31, 2016, no provisions for impairment have been registered.

	December 2016 ThU.S.$	December 2015 ThU.S.$
Loans and Accounts Receivables	1,126,182	1,054,952
Cash and cash equivalents	396,837	303,236
Cash	149,446	143,324
Time Deposits	247,391	159,912
Trade and other receivables (net)	729,345	751,716
Trades and Other receivables	600,589	614,655
Lease receivable	764	15
Other receivables	114,530	133,922

Accounts receivable from related parties	13,462	3,124

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking accounts balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2016 and December 31, 2015, classified by origin coins is as follow:

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$

Cash and Cash Equivalents	592,253	500,025
US Dollar	524,426	388,818
Euro	2,357	2,501
Other currencies	55,069	65,228
Chilean pesos	10,401	43,478

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trades and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2016 and December 31, 2015:

	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$

Trades and other current receivables	701,610	733,322

US Dollar	489,056	507,032
Euros	26,544	27,595
Other currencies	77,907	75,082
Chilean pesos	106,681	123,056
U.F.	1,422	557

Accounts receivable from related parties, current	11,548	3,124
US Dollar	274	21
Other currencies	725	995
Chilean pesos	10,549	2,108

Trade and other non-current receivables	14,273	15,270

US Dollar	6,895	9,976
Other currencies	527	729
Chilean pesos	5,753	3,145
U.F.	1,098	1,420

Accounts receivable from related parties, non-current	957	—
U.F.	957	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.6 Total Financial Liabilities

Arauco’s financial liabilities to the date of these consolidated financial statements are as follows :

Financial Liabilities	December 2016 ThU.S.$	December 2015 ThU.S.$
Total Financial Liabilities	5,110,088	5,123,162

Financial liabilities at fair value through profit or loss (held for trading)	336	1,429
Hedging Liabilities	87,027	226,139

Financial Liabilities Measured at Amortized Cost	5,022,725	4,895,594

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2016 and 2015.

	December 2016 ThU.S.$	December 2015 ThU.S.$
Bank borrowings Non-current - current portion	88,028	85,885
Bonds issued - current portion	62,506	55,193
Total	150,534	141,078

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

	Currency	12-31-2016	12-31-2015	12-31-2016	12-31-2015
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
		Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		5,022,725	4,895,594	5,158,789	5,095,197
Bonds Issued	U.S. Dollar	2,321,980	2,317,216	2,480,063	2,409,538
Bonds Issued	U.F.	1,130,679	863,118	1,078,934	923,775
Bank borrowings	U.S. Dollar	891,338	953,898	926,070	1,004,792
Bank borrowings	Other currencies	23,020	43,644	23,020	43,644
Financial Leasing	Other currencies	98,316	113,580	94,052	109,796
Financial Leasing	Chilean pesos	15,670	13,979	14,928	13,493
Trades and Other Payables	U.S. Dollar	150,162	174,469	150,162	174,469
Trades and Other Payables	Euro	13,034	8,808	13,034	8,808
Trades and Other Payables	Other currencies	70,736	70,303	70,736	70,303
Trades and Other Payables	Chilean pesos	285,359	324,361	285,359	324,361
Trades and Other Payables	U.F.	18,600	5,077	18,600	5,077
Related party payables	U.S. Dollar	1,968	962	1,968	962
Related party payables	Chilean pesos	1,863	6,179	1,863	6,179

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2016 and 2015 are as follows:

	December 2016
	Current ThU.S.$	Non-Current ThU.S.$	Total
Other financial liabilities	697,000	3,784,003	4,481,003
Trade and other payables	537,891	—	537,891
Related Party Payables	3,831	—	3,831
Total Financial Liabilities Measured at Amortized Cost	1,238,722	3,784,003	5,022,725

	December 2015
	Current ThU.S.$	Non-Current ThU.S.$	Total
Other financial liabilities	291,798	4,013,637	4,305,435
Trade and other payables	583,018	—	583,018
Related Party Payables	7,141	—	7,141
Total Financial Liabilities Measured at Amortized Cost	881,957	4,013,637	4,895,594

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in Other Comprehensive Income:

	January - December
	2016	2015
	ThU.S.$	ThU.S.$
Opening balance	(55,396)	(53,022)
Fair value gains (losses) arising during the year	148,475	(113,021)
Exchange differences of bonds hedged	(79,847)	107,985
Finance costs	15,417	16,895
Settlements during the period	(10,198)	(16,122)
Deferred taxes	(17,355)	1,889
Closing balance	1,096	(55,396)

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	December 2016 ThU.S.$	December 2015 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1, 2x
Domestic bonds	1,130,679	863,118	N/A	✓
Syndicate Loan	298,967	298,316	✓	✓

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

As of December 31, 2016 and December 31, 2015, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2016, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA -	-	AA -
Foreign bonds	BBB -	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of December 31, 2016 and December 31, 2015 is as follows:

	December 2016 ThU.S.$	December 2015 ThU.S.$
Equity	6,999,283	6,646,445
Bank borrowings	914,358	997,542
Financial leasing	113,986	127,559
Bonds issued	3,452,659	3,180,334

Capitalization	11,480,286	10,951,880

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

23.10.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	December 2016 ThU.S.$	December 2015 ThU.S.$
Current Receivables

Trades receivables	598,597	614,623
Financial lease receivables	411	9
Other Debtors	102,602	118,690
Net subtotal	701,610	733,322

Trades receivables	609,102	625,201
Financial lease receivables	512	125
Other Debtors	108,640	127,856
Gross subtotal	718,254	753,182

Provision for doubtful trade receivables	10,505	10,578
Provision for doubtful lease receivables	101	116
Provision for doubtful other debtors	6,038	9,166
Subtotal Bad Debt	16,644	19,860

Non-Current Receivables

Trades receivables	1,992	32
Financial lease receivables	353	6
Other Debtors	11,928	15,232
Net Subtotal	14,273	15,270

Trades receivables	1,992	32
Financial lease receivables	353	6
Other Debtors	11,928	15,232
Gross subtotal	14,273	15,270

Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Division, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of December 31, 2016, Arauco’s balance for commercial Debtors was ThU.S.$ 609,102 of which, according to the agreed sales conditions, 54.3% corresponded to sales on credit (open account), 40.82% to sales with letters of credit and 4.88% to other types of sales, distributed in 2,274 debtors. The client with the largest Open Account debt represented 2.14% of the total accounts receivable as of that date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Below we provide detail regarding accounts receivable, classified in tranches.

December 31, 2016

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S$	562,386	31,106	257	881	39	18	21	11	64	14,319	609,102
%	92.33%	5.11%	0.04%	0.14%	0.01%	0.00%	0.00%	0.00%	0.01%	2.36%	100%
December 31, 2015
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S$	571,499	18,927	2,303	2,332	363	168	1,102	1,413	1,444	25,650	625,201
%	91.41%	3.03%	0.37%	0.37%	0.06%	0.03%	0.18%	0.23%	0.23%	4.10%	100%

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the provisions from non-enforceable accounts, below we provide detail for the movements as of December 31, 2016 and December 31, 2015:

	12-31-2016	12-31-2015
	ThU.S.$	ThU.S.$
Opening balance	(19,860)	(18,520)

Impairment losses recognized on receivables	(3,950)	(3,072)
Reversal of impairment losses	7,166	1,732
Closing balance	(16,644)	(19,860)

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Explanation of the Sales Risk with Credit Line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco México S.A. de C.V., Arauco Wood Inc, Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Company Ltd., Flakeboard America Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A. and Arauco do Brasil S.A. Arauco works with credit insurance company Continental (AA- rating, as per risk rating companies Humphreys and Fitch Ratings). In order to cover the export sales and domestic sales of Arauco Argentina S.A., the preferred credit insurance company is Insur (a subsidiary of Continental in Argentina). Both companies grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 80% for non-registered clients. (Non-registered clients are those whose lines range between ThU.S.$ 5 and ThU.S.$ 50 (equivalent currency of their invoicing) of the local sales of companies Arauco Perú S.A., Arauco Colombia S.A., Arauco México S.A. de C.V., Arauco Do Brasil S.A., Arauco Argentina S.A. and Maderas Arauco S.A. Lines in excess of the aforesaid amounts correspond to registered clients.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to US$99.5 million, effective as of December 2016, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	15,159	15.2%
Standby	6,872	6.9%
Promissory notes	63,464	63.8%
Finance	3,057	3.1%
Mortgage	8,298	8.3%
Pledge	2,433	2.4%
Promissory notes	200	0.2%
Total Guarantees	99,483	100.0%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 98.8% and, therefore, Arauco’s portfolio exposure amounts to 1.2%.

Secured Open Account Receivables	ThU.S.$	%
Total open account receivables	330,754	100.0%
Secured receivables(*)	326,785	98.8%
Unsecured receivables	3,969	1.2%

(*)	Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 30, 2016 and December 31, 2015. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

December 31, 2016				Maturity							Total
Tax ID	Name	Currency	Name- Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	36	302,242	—	—	—	—	36	302,242	1.63%	1.63%
—	Arauco Argentina S.A.	U.S. Dollar	Banco Galicia- Argentina	5,031	—	—	—	—	—	—	5,031	—	2.00%	2.00%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Macro- Argentina	11	29	—	—	—	—	—	40	—	15.25%	15.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	1,178	1,027	2,450	2,387	2,324	2,256	4,302	2,205	13,719	Libor + 2.05%	Libor + 2.05%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,990	2,782	5,997	5,830	5,664	—	—	5,772	17,491	Libor + 1.80%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	BBVA	16,176	—	—	—	—	—	—	16,176	—	3.23%	Libor + 2%
—	Zona Franca Punta Pereira	U.S. Dollar	Citibank	—	2,501	—	—	—	—	—	2,501	—	2.95%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S. Dollar	Scotiabank	2,501	—	—	—	—	—	—	2,501	—	1.60%	1.60%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	4,768	4,143	9,895	9,637	9,379	9,096	17,371	8,911	55,378	3.30%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	12,104	11,237	24,249	23,568	22,888	—	—	23,341	70,705	3.05%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	25,474	20,774	43,915	44,538	45,209	45,882	70,166	46,248	249,710	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	89	—	—	—	—	—	—	89	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	24,733	12,563	—	—	—	—	—	37,296	—	Libor + 1.75%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	5	—	—	—	—	—	—	5	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,202	—	—	—	—	—	—	1,202	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	10,135	5,003	—	—	—	—	—	15,138	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Heritage	1,351	—	—	—	—	—	—	1,351	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	22,735	—	—	—	—	—	—	22,735	—	Libor + 2.00%	Libor + 2.00%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco ABC - Brazil	7	18	—	—	—	—	—	25	—	2.50%	2.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Itau	2,713	321	—	—	—	—	—	3,034	—	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Votorantim	13	25	—	—	—	—	—	38	—	5.50%	5.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	2	46	100	100	57	7	—	48	264	9.34%	9.34%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	2	6	1	—	—	—	—	8	1	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	13	38	51	4	—	—	—	51	55	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	33	44	37	—	—	—	44	81	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	400	—	—	—	—	—	—	400	—	8.75%	8.75%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	17	—	—	—	—	369	369	17	738	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	22	66	88	22	—	—	—	88	110	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	8	21	27	27	27	11	—	29	92	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	1	16	16	16	8	—	—	17	40	9.00%	9.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	5	18	30	30	19	8	—	23	87	9.22%	9.22%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	20	57	77	23	—	—	—	77	100	5.91%	5.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Alfa	—	5	9	9	9	5	—	5	32	7.94%	7.94%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	—	12	23	23	23	11	—	12	80	11.30%	11.30%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Itau -Brazil	4	12	1	2	—	—	—	16	3	2.50%	2.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	195	520	694	405	—	327	327	715	1,753	8.59%	8.59%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brazil	35	101	134	78	—	—	—	136	212	7.44%	7.44%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	4	—	—	—	114	460	346	4	920	9.82%	9.82%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Bndes Subcrédito C	4	—	—	—	24	144	120	4	288	7.05%	7.05%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	1	32	—	—	—	—	—	33	—	9.32%	9.32%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco John Deere	62	41	41	32	10	—	—	103	83	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	23	—	758	3,030	2,272	—	—	23	6,060	8.91%	8.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	16	—	454	1,818	1,363	—	—	16	3,635	9.91%	9.91%

—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	60	—	339	2,037	1,697	—	—	60	4,073	7.05%	7.05%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	19	—	504	2,020	1,514	—	—	19	4,038	11.11%	11.11%

			Total	134,140	61,483	392,139	95,673	92,601	58,576	93,001	195,623	731,990

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2016				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,931	11,587	29,091	27,486	33,383	180,490	1,931	282,037	4.24%	4.21%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	2,115	—	6,344	6,344	203,030	—	—	2,115	215,718	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	996	7,794	7,794	7,794	7,794	242,571	996	273,747	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	586	9,839	21,758	21,172	20,586	10,073	—	10,425	73,589	2.96%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	1,755	—	7,022	7,022	7,022	7,022	290,572	1,755	318,660	3.57%	3.57%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-S	—	600	4,695	4,695	4,695	4,695	210,785	600	229,565	2.44%	2.89%
—	Arauco Argentina S.A.	U.S. Dollar	Bono 144 A – Argentina	—	270,787	—	—	—	—	—	270,787	—	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	534,254	—	—	—	15,205	570,504	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2nd Emission	2,734	124,949	—	—	—	—	—	127,683	—	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	406,926	—	8,889	466,926	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	504,895	11,215	599,895	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,376	—	22,500	22,500	22,500	22,500	569,625	9,376	659,625	4.52%	4.50%

			Total	51,875	409,102	161,700	676,622	336,863	516,143	1,998,938	460,977	3,690,266

December 31, 2016				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	237	1,616	—	1,179	—	1,201	—	1,853	2,380	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	1,571	4,970	—	7,731	—	4,259	—	6,541	11,990	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	645	2,008	—	5,092	—	2,035	—	2,653	7,127	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	3,294	10,861	—	16,861	—	8,906	—	14,155	25,767	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	1,673	5,030	—	4,663	—	183	—	6,703	4,846	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Credito e Inversiones	982	2,994	—	7,501	—	2,824	—	3,976	10,325	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	46	138	—	61	—	—	—	184	61	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	439	1,317	—	2,418	—	929	—	1,756	3,347	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	647	1,932	—	5,053	—	2,690	—	2,579	7,743	—	—

			Total	9,534	30,866	—	50,559	—	23,027	—	40,400	73,586

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2015				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	25	4,638	301,770	—	—	—	25	306,408	1.53%	Libor +0.70%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Macro- Argentina	—	49	48	—	—	—	—	49	48	15.25%	15.25%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Galicia- Argentina	—	307	—	—	—	—	—	307	—	15.25%	15.25%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	1,163	1,023	2,450	2,396	2,343	2,289	6,514	2,186	15,992	Libor + 2,05%	Libor + 2,05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	166	2,777	6,076	5,934	5,794	5,652	—	2,943	23,456	Libor + 1,80%	Libor + 1,80%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Banco Santander	20,013	—	—	—	—	—	—	20,013	—	Libor + 2,00%	Libor + 2,00%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Finnish Export Credit	25,810	20,354	52,288	51,368	50,477	49,694	118,826	46,164	322,653	3.20%	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	4,706	4,126	9,900	9,680	9,460	9,242	26,298	8,832	64,580	Libor + 2,05%	Libor + 2,05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	675	11,220	24,566	23,991	23,417	22,843	—	11,895	94,817	Libor + 1,80%	Libor + 1,80%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Dnb Nor Bank	—	245	—	—	—	—	—	245	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	16,115	—	—	—	—	—	—	16,115	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	16,689	18,555	—	—	—	—	—	35,244	—	Libor + 1,75%	Libor + 1,75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	2,514	—	—	—	—	—	2,514	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,201	—	—	—	—	—	—	1,201	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	5,065	5,004	—	—	—	—	—	10,069	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Heritage	1,357	—	—	—	—	—	—	1,357	—	Libor + 2,00%	Libor + 2,00%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco ABC	5	17	20	—	—	—	—	22	20	2.50%	2.50%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco Bradesco	831	—	—	—	—	—	—	831	—	1.80%	1.80%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Bradesco	3,960	1,256	—	—	—	—	—	5,216	—	8.75%	8.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco do Brazil - Brazil	23	72	—	—	—	—	—	95	—	8.70%	8.70%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco HSBC- Brazil	7,779	—	—	—	—	—	—	7,779	—	8.00%	8.00%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Itau -Brazil	47	43	—	—	—	—	—	90	—	8.43%	8.43%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco JP Morgan	7,912	4,356	—	—	—	—	—	12,268	—	1.71%	1.71%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	19	38	32	—	—	—	—	57	32	6.30%	6.30%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	12,881	3	37	76	75	39	—	12,884	227	8.00%	8.00%
—	Arauco Do Brasil S.A.	Brazilian Real	Fundo de Desenvolvimiento Econom. - Brazil	7	27	7	—	—	—	—	34	7	0.00%	0.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	3	6	8	1	—	—	—	9	9	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	12	31	43	43	3	—	—	43	89	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	27	37	37	31	—	—	38	105	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	14	—	—	—	—	617	14	617	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	19	55	73	73	18	—	—	74	164	6.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	6	17	23	23	23	24	9	23	102	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	4	24	27	27	27	13	—	28	94	9.22%	9.22%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	—	66	—	—	—	144	—	66	144	7.81%	7.81%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	307	—	—	—	—	—	—	307	—	12.11%	12.11%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Itau -Brazil	9	13	—	86	14	—	—	22	100	5.52%	5.52%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	—	285	—	—	—	1,474	546	285	2,020	9.31%	9.31%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brazil	—	62	—	—	—	347	—	62	347	9.00%	9.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Bndes	—	3	—	—	—	—	757	3	757	4.61%	4.61%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes	—	4	—	—	—	6	289	4	295	10.80%	10.80%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	—	16	—	—	—	96	—	16	96	9.50%	9.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco John Deere	—	207	—	—	—	—	—	207	—	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	—	19	—	622	2,492	1,870	—	19	4,984	9.91%	9.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	—	12	—	374	1,496	1,122	—	12	2,992	10.91%	10.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	—	61	—	511	2,037	1,528	—	61	4,076	6.99%	6.99%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	—	15	—	444	1,646	1,233	—	15	3,323	12.11%	12.11%

			Total	126,795	72,948	100,273	397,456	99,353	97,616	153,856	199,743	848,554

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

December 31,2015				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,771	10,625	10,625	32,403	31,438	239,473	1,771	324,564	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	1,939	—	5,818	5,818	5,818	186,141	—	1,939	203,595	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	913	7,147	7,147	7,147	7,147	229,723	913	258,311	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	—	538	11,266	19,979	19,442	18,905	9,251	538	78,843	2.96%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	—	1,610	6,439	6,439	6,439	6,439	272,750	1,610	298,506	3.57%	3.57%
—	Arauco Argentina S.A.	U.S. Dollar	Bono 144 A - Argentina	—	1,004	277,869	—	—	—	—	1,004	277,869	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	36,250	533,483	—	—	15,205	605,983	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2nd Emission	2,734	—	134,257	—	—	—	—	2,734	134,257	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	20,000	406,108	8,889	486,108	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	527,255	11,215	622,255	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,375	—	22,500	22,500	22,500	22,500	590,928	9,375	680,928	4.52%	4.50%

			Total	49,357	5,836	555,921	152,508	670,982	316,320	2,275,488	55,193	3,971,219

December 31, 2015				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	338	904	650	650	3,362	—	—	1,242	4,662	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	1,303	4,370	4,875	4,875	6,059	—	—	5,673	15,809	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	361	1,160	1,471	1,471	1,957	—	—	1,521	4,899	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	4,026	11,489	11,301	11,301	12,650	—	—	15,515	35,252	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	1,814	5,344	4,490	4,490	3,374	—	—	7,158	12,354	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Credito e Inversiones	557	1,672	2,129	2,129	3,008	—	—	2,229	7,266	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	172	517	575	576	—	—	—	689	1,151	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	262	704	824	824	365	—	—	966	2,013	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	468	1,401	1,834	1,834	3,623	—	—	1,869	7,291	—	—

			Total	9,301	27,561	28,149	28,150	34,398	0	0	36,862	90,697

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties , within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$56 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2016, the total assets pledged as an indirect guarantee were MU.S.$783. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$900. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	313	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	230	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	129	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	100	National Customs Service
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	654	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	3,592	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	136	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	99	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	740	Bank John Deere S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	—	U.S. Dollar	47,041	BNDES
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	201	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	106	Bank ABC Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	213	Bank Santander S.A.

Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	738	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	204	Bank Itaú BBA S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	395	Bank Safra S.A.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	221	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	323	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	121	CODELCO S.A.
		Total		56,253

INDIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	494,468	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	270,000	Arauco Argentina (U.S. bondholders)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	U.S. Dollar	4,362	Arauco Forest Brazil y Mahal (Brazil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	14,653	Arauco Forest Brazil y Mahal (Brazil)
		Total		783,483

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 5.28% (equivalent to MU.S.$ +/- 11,5), and +/- 0.10% of equity (equivalent to MU.S.$ +/- 6.9).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 1,22% (equivalent to MU.S.$2.7) and a change on the equity of +/- 0.02% (equivalent to MU.S.$1.6).

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2016, 12.9% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.12% (equivalent to MU.S.$-/+ 0.3) and +/- 0.002% (equivalent to MU.S.$-/+ 0.2) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Thousands of dollars	December 2016 ThU.S.$	Total
Fixed rate	3,903,942	87.1%
Bonds issued	3,452,659
Bank borrowings (*)	337,297
Financial leasing	113,986
Variable rate	577,061	12.9%
Bonds issued	0
Loans with Banks	577,061
Total	4,481,003	100.0%

Thousands of dollars	December 2015	Total
Fixed rate	3,689,719	85.7%
Bonds issued	3,180,334
Bank borrowings (*)	381,826
Financial leasing	127,559

Variable rate	615,716	14.3%
Bonds issued	—
Loans with Banks	615,716
Total	4,305,435	100,0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of December 31, 2016, revenue due to pulp sales accounted for 45.1% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of 64.80% (equivalent to MU.S.$ 141.0) on the income for the year after tax and +/- 1.21% (equivalent to MU.S.$84.6) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS

The main products that generate revenue for each operating segment are described as follows:

•	Pulp: The main products sold by this operating segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Timber: The range of products sold by this operating segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

The Wood segment was created following the merger of the companies indicated in Note 14, which resulted in the merger of the previous sawmills and boards segments. Disclosures made as of December 31, 2015, have been reformulated for comparative purposes.

•	Forestry: This operating segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other operating segment.

Pulp

The Pulp operating segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay and they have a total production capacity of approximately 3.9 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Timber

The Panels operating segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 17 industrial plants: 5 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 6.7 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

The Sawn Timber operating segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation (8 in Chile and 1 in Argentina), the Company has a production capacity of 3 million cubic meters of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry operating segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.7 million hectares as of December 31, 2016, of which 1 million hectares are used for plantations, 409 thousand hectares for native forests, 191 thousand hectares for other uses and 52 thousand hectares are to be planted.

Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

Year ended December 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Timber ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	2,146,079	96,488	2,494,750	24,068	—	4,761,385	—	4,761,385
Revenues from transactions with other operating segments	41,586	1,105,220	6,938	34,085	—	1,187,829	(1,187,829)	—

Finance income	—	—	—	—	29,701	29,701	—	29,701
Finance costs	—	—	—	—	(258,467)	(258,467)	—	(258,467)
Net finance costs	—	—	—	—	(228,766)	(228,766)	—	(228,766)

Depreciation and amortizations	240,699	19,996	139,844	2,524	6,319	409,382	—	409,382
Sum of significant income accounts	212	227,776	269	—	—	228,257	—	228,257
Sum of significant expense accounts	0	15,193	12,561	—	—	27,754	—	27,754

Profit (loss) of each reportable segment	308,536	98,955	165,887	(2,559)	(353,242)	217,577	—	217,577

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	16,348	16,348	—	16,348
Joint ventures	—	—	5,475	—	2,116	7,591	—	7,591

Income tax expense	—	—	—	—	(45,647)	(45,647)	—	(45,647)

Geographical information on revenues
Revenue – Chilean entities	1,756,659	52,161	1,275,937	885	—	3,085,642	—	3,085,642
Revenue – Foreign entities	389,420	44,327	1,218,813	23,183	—	1,675,743	—	1,675,743
Total Ordinary Income	2,146,079	96,488	2,494,750	24,068	—	4,761,385	—	4,761,385

Year ended December 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Timber ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets

Acquisition of property,plant and equipment and biological assets	205,205	182,743	118,408	1,479	3,883	511,718	—	511,718

Acquisition and contribution of investments in associates and joint venture	—	—	153,135	—	—	15 3,135	—	153,135

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Timber ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,077,300	5,492,364	2,515,092	30,970	932,059	14,047,785	(41,604)	14,006,181
Segments assets (excluding deferred tax assets)	5,077,300	5,492,364	2,515,092	30,970	925,962	14,041,688	(41,604)	14,000,084
Deferred tax assets	—	—	—	—	6,097	6,097	—	6,097

Investments accounted through equity method
Associates	—	160,490	—	—	105,285	265,775	—	265,775
Joint Ventures	—	—	161,703	—	19,070	180,773	—	180,773
Segment liabilities	277,474	161,091	311,667	11,836	6,244,830	7,006,898	—	7,006,898
Segments liabilities (excluding deferred tax liabilities)	277,474	161,091	311,667	11,836	4,613,765	5,375,833	—	5,375,833
Deferred tax liabilities	—	—	—	—	1,631,065	1,631,065	—	1,631,065

Geographical information on non-current assets
Chile	2,572,702	3,509,727	721,418	27	135,808	6,939,682	(3,575)	6,936,107
Foreign countries	1,740,559	1,525,190	1,016,633	23,040	42,292	4,347,714	—	4,347,714
Non-current assets, Total	4,313,261	5,034,917	1,738,051	23,067	178,100	11,287,396	(3,575)	11,283,821

Year ended December 31, 2015	Pulp ThU.S.$	Forestry ThU.S.$	Timber ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	2,363,973	116,368	2,633,211	33,188	—	5,146,740	—	5,146,740
Revenues from transactions with other operating segments	43,414	491,703	10,673	32,543	—	578,333	(578,333)	—

Finance income	—	—	—	—	50,284	50,284	—	50,284
Finance costs	—	—	—	—	(262,962)	(262,962)	—	(262,962)
Net finance costs	—	—	—	—	(212,678)	(212,678)	—	(212,678)

Depreciation and amortizations	231,916	18,211	139,446	3,913	6,659	400,145	—	400,145
Sum of significant income accounts	31	220,907	4,823	—	—	225,761	—	225,761
Sum of significant expense accounts	585	35,610	3,383	35	—	39,613	—	39,613

Profit (loss) of each reportable segment	455,190	137,829	264,473	1,815	(491,596)	367,711	—	367,711

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	5,572	5,572	—	5,572
Joint ventures	—	—	(470)	—	1,646	1,176	—	1,176

Income tax expense	—	—	—	—	(129,694)	(129,694)	—	(129,694)

Geographical information on revenues
Revenue – Chilean entities	1,913,303	68,986	1,325,985	597	—	3,308,871	—	3,308,871
Revenue – Foreign entities	450,670	47,382	1,307,226	32,591	—	1,837,869	—	1,837,869
Total Ordinary Income	2,363,973	116,368	2,633,211	33,188	—	5,146,740	—	5,146,740

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2015	Pulp ThU.S.$	Forestry ThU.S.$	Timber ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property,plant and equipment and biological assets	199,094	155,872	94,191	1,754	7,001	457,912	—	457,912
Acquisition and contribution of investments in associates and joint venture	—	814	—	—	—	814	—	814

Year ended December 31, 2015	Pulp ThU.S.$	Forestry ThU.S.$	Timber ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,172,095	5,471,322	2,374,134	31,679	669,703	13,718,933	(48,542)	13,670,391
Segments assets (excluding deferred tax assets)	5,172,095	5,471,322	2,374,134	31,679	665,968	13,715,198	(48,542)	13,666,656
Deferred tax assets	—	—	—	—	3,735	3,735	—	3,735

Investments accounted through equity method
Associates	—	121,359	—	—	119,781	241,140	—	241,140
Joint Ventures	—	—	3,573	—	20,099	23,672	—	23,672
Segment liabilities	318,880	147,432	269,963	11,526	6,276,145	7,023,946	—	7,023,946
Segments liabilities (excluding deferred tax liabilities)	318,880	147,432	269,963	11,526	4,657,133	5,404,934	—	5,404,934
Deferred tax liabilities	—	—	—	—	1,619,012	1,619,012	—	1,619,012

Geographical information on non-current assets
Chile	2,565,307	3,536,372	758,936	30	128,185	6,988,830	(2,955)	6,985,875
Foreign countries	1,782,286	1,313,685	735,924	23,406	142,803	3,998,104	—	3,998,104
Non-current assets, Total	4,347,593	4,850,057	1,494,860	23,436	270,988	10,986,934	(2,955)	10,983,979

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following is a breakdown of the cash flows by segment, which data is presented in a complementary manner, as required pursuant to local requirements:

Year ended December 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Timber ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Cash Flows by segment
Cash Flows from (used in) Operating Activities	501,565	243,162	382,075	2,610	(355,828)	773,584		773,584
Cash flows (used in) investing activities	(206,424)	(153,898)	(275,100)	(1,479)	(3,311)	(640,212)		(640,212)
Cash flows from (used in) Financing Activities	(92,006)	5,290	(38,668)	0	86,900	(38,484)		(38,484)
Net increase (decrease) in Cash and Cash Equivalents	203,135	94,554	68,307	1,131	(272,239)	94,888		94,888

Year ended December 31, 2015	Pulp ThU.S.$	Forestry ThU.S.$	Timber ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Cash Flows by segment
Cash Flows from (used in) Operating Activities	606,570	251,888	390,584	2,722	(398,114)	853,650		853,650
Cash flows (used in) investing activities	(202,473)	(142,879)	(97,316)	(1,790)	(33,322)	(477,780)		(477,780)
Cash flows from (used in) Financing Activities	(60,395)	(1,189)	(151,395)	—	(599,197)	(812,176)		(812,176)
Net increase (decrease) in Cash and Cash Equivalents	343,702	107,820	141,873	932	(1,030,633)	(436,306)		(436,306)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Information required by geographic area:

2016	Geographical area
	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues at 12-31-2016	3,085,642	360,224	354,170	779,356	181,993	4,761,385
Non-current Assets at 12-31-2016 other than deferred tax	6,931,755	960,596	1,186,538	397,924	1,800,911	11,277,724

2015	Geographical area
	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues at 12-31-2015	3,308,871	481,881	378,719	787,036	190,233	5,146,740
Non-current Assets at 12-31-2015 other than deferred tax	6,986,236	978,285	837,886	364,889	1,812,948	10,980,244

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Roads to amortize current	41,812	47,731
Prepayment to amortize (insurance + others)	23,086	20,398
Recoverable taxes (Relating to purchases)	71,357	62,468
Other current non-financial assets	8,660	3,359
Total	144,915	133,956

Non-current non-financial assets	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Roads to amortize, non-current	121,894	111,319
Guarantee values	3,302	2,635
Recoverable taxes	1,493	7,767
Other non-current non-financial assets	3,630	3,795
Total	130,319	125,516

Current non-financial liabilities	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Provision of minimum dividend (1)	60,312	102,305
ICMS tax payable	14,856	6,172
Other tax payable	16,202	19,442
Other Current non-financial liabilities	7,793	3,804
Total	99,163	131,723

(1)	Provision includes a minimum dividend of subsidiary minority.

Non-current non-financial liabilities	12-31-2016 ThU.S.$	12-31-2015 ThU.S.$
ICMS tax payable	58,606	45,365
Other non-current non-financial liabilities	2,027	1,876
Total	60,633	47,241

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net income for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net income when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net income when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net income as December 31, 2016 and 2015 in order to determine the provision of 40% of the distributable net income for each year:

Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 12-31-2016	213,801
Adjustments:
Biological Assets
Unrealized gains/losses	(204,671)
Realized gains/losses	210,223
Deferred income taxes	2,089

Total adjustments	7,641

Distributable Net Income at 12-31-2016	221,442

Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 12-31-2015	362,689
Adjustments:
Biological Assets
Unrealized gains/losses	(205,527)
Realized gains/losses	203,730
Deferred income taxes	(3,889)

Total adjustments	(5,686)

Distributable Net Income at 12-31-2015	357,003

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The Company expects to maintain its policy of distributing 40% of its net distributable income as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

As of December 31, 2016 in the Classified Statement of Financial Position, under the line item Other Ordinary Non-Financial Liabilities for an amount of ThU.S.$99,163, a total of ThU.S.$59,005 correspond to a provision for the minimum dividend for the 2016 period, corresponding to the Parent Company, after discounting the provisional dividend distribution of ThU.S.$ 29,572, paid to the shareholders in December 2016.

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-December
	2016 ThU.S.$	2015 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	213,801	362,689
Weighted average of number of shares	113,159,655	113,159,655
Basic earnings per share (in U.S.$ per share)	1.89	3.21

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. SUBSEQUENT EVENTS

1)	After closing of these Financial Statements, and as a result of the fires that affected the country (Chile), particularly in the regions of Maule and Bio Bio, the Company suffered the burning of approximately 80,000 hectares of forest plantations, whose accounting value amounts to approximately US$240 million, as per the IFRS accounting rules. This amounts represents 6% of the Company’s total forest plantations value.

The affected forest plantations will be managed by the Company to minimize the damages caused by the fires. It is estimated that this management will allow for a final recovery between 10% and 20% of the aforementioned US$ 240 million. Additionally, the forest plantations affected by the fires are insured, with their respective deductibles and limitations. Due to the foregoing, it is estimated that up to US$ 35 million will be recovered for this concept.

2)	The issuance of these consolidated financial statements for the period ended December 31, 2016 was approved by the Board of Directors of Arauco at the Extraordinary Session No. 564 held on March 9, 2017

Subsequent to December 31, 2016 and until the date of issuance of these consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

Celulosa Arauco y Constitución S.A.

Fourth Quarter 2016 Results

March 13, 2017

1

HIGHLIGHTS

REVENUES U.S.$ 1,220.6 MILLION

Arauco’s revenues reached U.S.$ 1,220.6 million during the fourth quarter of 2016, a 2.8% or U.S.$ 33.1 million increase compared to the U.S.$ 1,187.5 million obtained in the third quarter of 2016.

NET INCOME U.S.$ 75.8 MILLION

Net income reached U.S.$ 75.8 million, an increase of 141.1% or U.S.$ 44.3 million compared to the U.S.$ 31.4 million obtained in the third quarter of 2016. For the full year, net income totaled U.S.$ 217.6 million.

ADJUSTED EBITDA U.S.$ 259.9 MILLION

Adjusted EBITDA reached U.S.$ 259.9 million, an increase of 1.5% or U.S.$ 3.8 million compared to the U.S.$ 256.1 million obtained during the third quarter of 2016. For the full year, adjusted EBITDA totaled U.S.$ 1,052.2 million.

NET FINANCIAL DEBT/ LTM ADJUSTED EBITDA

Net Financial Debt / LTM(1) Adjusted EBITDA ratio reached 3.7x in this quarter, an increase compared to the 3.6x obtained in the third quarter of 2016.

(1)	LTM = Last Twelve Months

CAPEX

CAPEX reached U.S.$ 163.5 million, an increase of 26.8% or U.S.$ 34.5 million compared to the U.S.$ 129.0 million spent during the third quarter of 2016.

Conference Call

Friday, March 17th, 2017

13:00 Santiago Time

12:00 Eastern Time (New York)

Please Dial:

+1 (844) 839 2184 from USA

+1 (412) 317 2505 from other countries

Password: Arauco

For further information, please contact:

Marcelo Bennett

marcelo.bennett@arauco.cl

Phone: (562) 2461 7309

Fernanda Paz Vásquez

fernanda.vasquez@arauco.cl

Phone: (562) 2461 7494

investor_relations@arauco.cl

For more details on Arauco´s financial statements please refer to www.svs.cl or www.arauco.cl

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco does not assume any obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited.

2

OVERVIEW

Arauco’s fourth quarter results were better than last quarter´s, lifted by better prices in the pulp business segment. Our Adjusted EBITDA increased in comparison to last quarter, but was not enough to boost our Adjusted EBITDA Margin that was 21.3% at quarter-end.

The first half of the quarter was fraught with uncertainty as to when the new pulp capacity would kick in and have a real impact in prices. However, worries were dissipated as the producers coming on line set a clearer timeline and some supply was postponed to a later date. Arauco was able to push through price hikes at quarter end, setting the tone for the coming months which are more optimistic in comparison to the projections set out for the beginning of the year.

Our wood products business segment showed mixed results as did last quarter´s, with sawn timber markets compensating a more pressured panels market.

Despite higher cash from operations, Arauco’s Free Cash Flow during this quarter was negative U.S.$ 7.2 million, mainly due to higher CAPEX investments as the Grayling Project picks up pace, as well as higher outflow due to the seasonal payment of dividends.

In U.S. Million	Q4 2016	Q3 2016	Q4 2015	QoQ	YoY	YTD 2016	YTD 2015	YoY Acum

Revenue	1,220.6	1,187.5	1,206.8	2.8%	1.1%	4,761.4	5,146.7	-7.5%
Net income	75.8	31.4	89.1	141.1%	-15.0%	217.6	367.7	-40.8%
Adjusted EBITDA	259.9	256.1	289.1	1.5%	-10.1%	1,052.2	1,282.4	-18.0%
Adjusted EBITDA
Margin	21.3%	21.6%	24.0%	-1.3%	-11.1%	22.1%	24.9%	-11.3%
LTM Adj. EBITDA	1,052.2	1,081.4	1,282.4	-2.7%	-18.0%	1,052.2	1,282.4	-18.0%
CAPEX	163.5	129.0	83.5	26.8%	95.7%	664.9	468.7	41.8%
Net Financial Debt	3,888.8	3,882.9	3,805.4	0.2%	2.2%	3,888.8	3,805.4	2.2%
Net Financial Debt /
LTM Adj. EBITDA	3.7x	3.6x	3.0x	2.9%	24.6%	3.7x	3.0x	24.6%

Adjusted EBITDA and EBITDA Margin

(In U.S.$ Million)

3

INCOME STATEMENT

Net income for the fourth quarter of 2016 was U.S.$ 75.8 million, an increase of 141.1% or U.S.$ 44.3 million compared to the U.S.$ 31.4 million obtained in the third quarter of this year.

In U.S.$ Million	Q4 2016	Q3 2016	QoQ

Revenues	1,220.6	1,187.5	2.8%
Cost of sales	(896.7)	(890.5)	0.7%
Distribution costs	(136.0)	(126.1)	7.9%
Administrative expenses	(110.6)	(127.3)	-13.1%
Other income	68.2	69.9	-2.3%
Other expenses	(33.5)	(10.5)	220.4%
Financial income	3.9	7.9	-49.9%
Financial costs	(58.0)	(64.7)	-10.3%
Participation in (loss) profit in associates and joint ventures accounted through equity method	9.9	4.0	150.2%
Exchange rate differences	(3.9)	(1.0)	289.2%

Income before income tax	64.0	49.3	29.9%

Income tax	11.7	(17.8)	-165.8%

Net income	75.8	31.4	141.1%

Revenues reached U.S.$ 1,220.6 million during the fourth quarter of 2016 compared with the U.S.$ 1,187.5 million in the previous quarter, as a result of an increase in our pulp and forestry segments, which had decreased in the previous period. Revenue from our energy sales dropped 29.6% compared to last quarter, with prices decreasing 6.1% and volume dropping 23.5% in comparison to the last quarter. The drop in volume is mainly due to the annual maintenance stoppage in our Valdivia Mill, which has 140 MW of energy production capacity. Average prices in our pulp business decreased 2.2% but sales volume increased by 11.5%, which boosted revenues. In our wood products business, average prices increased 2.2% while sales volume decreased 3.5%. The following table shows a breakdown of our revenue sales distributed by business segment:

In U.S.$ Million	Q4 2016	Q3 2016	QoQ

Pulp(*)	557.4	521.4	6.9%
Wood Products(*)	629.7	638.1	-1.3%
Forestry	27.5	21.9	25.5%
Others	6.0	6.1	-1.2%

Total	1,220.6	1,187.5	2.8%

(*)	Pulp and Wood division sales include energy

Sales by Business Segment 4Q 2016

4

Cost of sales for the fourth quarter of the year reached U.S.$ 896.7 million, U.S.$ 6.2 million or 0.7% higher than the U.S.$ 890.5 million obtained in the third quarter of 2016. Sawmill services and Timber costs increased mainly due to the increase in sales volume of sawn timber. Unitary costs for softwood bleached pulp decreased 0.8% compared to last quarter, while hardwood bleached pulp remained stable. Unitary costs for unbleached softwood pulp decreased 10.5% compared to last quarter, which shows the effect of the maintenance stoppage during the third quarter of our Licancel Mill and Arauco Pulp Mill Line 2.

In U.S.$ Million	Q4 2016	Q3 2016	QoQ

Timber	183.4	177.4	3.3%
Forestry costs	157.0	168.0	-6.6%
Depreciation and amortization	100.5	93.5	7.5%
Maintenance costs	81.9	79.0	3.6%
Chemical costs	122.0	120.1	1.6%
Sawmill services	33.3	25.1	32.8%
Other raw materials and indirect costs	83.4	101.6	-17.9%
Energy and fuel	37.7	32.3	16.8%
Cost of electricity	9.8	9.9	-1.0%
Wage, salaries and severance indemnities	87.9	83.6	5.1%

Cost of Sales	896.7	890.5	0.7%

Administrative expenses overall decreased by 13.1% or U.S.$ 16.7 million. The item with the greatest absolute difference is Other administration expenses, mainly due to a reversal of a provision, reclassified from Other income to Other administration expenses, therefore decreasing the amount of administrative expenses. The rest of the items varied at most U.S.$ 1.9 million compared to last quarter.

In U.S.$ Million	Q4 2016	Q3 2016	QoQ

Wage, salaries and severance indemnities	50.9	49.1	3.6%
Marketing, advertising, promotion and publications expenses	2.7	2.6	0.8%
Insurance	4.8	4.5	8.0%
Depreciation and amortization	7.6	8.5	-10.6%
Computer services	9.6	10.4	-7.8%
Lease rentals (offices, warehouses and machinery)	3.8	3.6	6.1%
Donations, contributions, scholarships	3.2	1.5	114.4%
Fees (legal and technical advisories)	9.7	14.2	-31.6%
Property taxes, patents and municipality rights	3.1	5.0	-38.8%
Other administration expenses	15.3	27.9	-45.2%

Administrative Expenses	110.6	127.3	-13.1%

5

Distribution costs increased 7.9% or U.S.$ 10.0 million, due to shipping and freight costs. Sales volume in our pulp business segment increased compared to last quarter as a whole, with Arauco Argentina continuing to expand their sales in the Asian pulp markets.

In U.S.$ Million	Q4 2016	Q3 2016	QoQ

Commissions	3.4	3.3	3.0%
Insurance	0.8	0.6	35.3%
Other selling costs	4.1	4.6	-11.5%
Port services	7.7	7.2	6.8%
Freights	97.5	92.5	5.5%
Other shipping and freight costs	22.5	17.9	25.9%

Distribution Costs	136.0	126.1	7.9%

As a percentage, administrative expenses and distribution costs combined were 20.2%, showing a downward trend compared to the 21.3% in the previous quarter.

Other income fell 2.3% or U.S.$ 1.6 million this quarter. The main decrease comes from other operating results, with the reclassification of a reversal of provision to Administrative expenses. Gains from changes in biological assets increased 68.0% due to gains that were previously not accounted for in the third quarter. During the year, overall gains from changes in biological assets fluctuated around U.S.$ 50 million each quarter.

In U.S.$ Million	Q4 2016	Q3 2016	QoQ

Gain from changes in fair value of biological assets	68.8	40.9	68.0%
Net income from insurance compensation	0.5	0.5	-10.6%
Leases received	0.9	2.2	-56.6%
Gains on sales of assets	5.4	1.9	—
Access easement	0.2	3.5	-94.4%
Recovery of tax credits	1.1	1.0	7.2%
Other operating results	(8.6)	19.8	-143.3%

Other Income	68.2	69.9	-2.3%

6

Other expenses rose overall 220.4% or U.S.$ 23.1 million. This increase is mainly due to provision for forestry fire losses, since forestry fire season usually starts during October and lasts until May of the following year. Project expenses were U.S.$ 1.6 million as the Grayling Project started its construction phase. Impairment provisions increased in comparison to last quarter by U.S.$ 9.9 million, mainly coming from Argentina, Chile and North America.

In U.S.$ Million	Q4 2016	Q3 2016	QoQ

Depreciation	(0.4)	0.3	-220.3%
Legal payments	0.2	0.2	6.9%
Impairment provision property, plant and equipment and others	11.5	1.6	—
Plants stoppage operating expenses	1.4	0.5	174.7%
Project expenses	1.6	—	—
Gain (loss) from asset sales	1.0	0.4	143.6%
Loss of assets	0.4	0.3	29.2%
Provision for forestry fire losses	12.5	0.6	—
Other taxes	1.6	1.7	-3.5%
Research and development expenses	0.8	0.8	0.1%
Compensation and eviction	0.4	1.3	-67.4%
Fines, readjustments and interest	0.2	0.5	-69.9%
Other expenses (donations, repayments insurance)	2.2	2.1	3.7%

Other expenses	33.5	10.5	220.4%

Foreign exchange differences showed a loss of U.S.$ 3.9 million, a U.S.$ 2.9 million difference when compared to the previous quarter that ended at U.S.$ 1.0 million. During this quarter, the Chilean Peso depreciated 1.7% against the U.S. dollar while the Argentine Peso depreciated 4.4% this quarter, which lowers our cash and cash equivalents in U.S. dollar. Our Brazilian subsidiary´s functional currency is the Brazilian real, and therefore the appreciation of 1.1% during the quarter against the U.S. dollar positively affected our U.S. dollar-denominated debt in that country.

Income tax had a gain compared to last quarter of U.S.$ 29.6 million or 141.1%. This was due to our investment in Novo Oeste done at the end of 2015, which was restructured during the year 2016. Due to this restructuring, it was determined that there was income tax that would be recoverable in future periods due to the carry forward of unused tax losses. Therefore, a deferred tax asset was recognized.

7

ADJUSTED EBITDA

Adjusted EBITDA for the fourth quarter of 2016 was U.S.$ 259.9 million, 1.5% or U.S.$ 3.8 million higher than the US$ 256.1 million reached during the previous quarter. In terms of Adjusted EBITDA by business, during the fourth quarter of the year we had a gain in all of our business segments. Higher pulp prices have propelled pulp EBITDA higher after a downward trend during the former part of the year. Forestry EBITDA was impacted by an accounting adjustment in forestry road costs last quarter. Wood products also regained traction and was mainly driven by better sales and volume of sawn timber.

In U.S.$ Million	Q4 2016	Q3 2016	Q4 2015	QoQ	YoY

Net Income	75.8	31.4	89.1	141.1%	-15.0%
Financial costs	58.0	64.7	69.2	-10.3%	-16.1%
Financial income	(3.9)	(7.9)	(15.2)	-49.9%	-74.1%
Income tax	(11.7)	17.8	26.1	-165.8%	-144.9%

EBIT	118.1	106.1	169.2	11.3%	-30.2%

Depreciation & amortization	107.6	102.8	101.3	4.7%	6.3%

EBITDA	225.7	208.9	270.5	8.1%	-16.6%

Fair value cost of timber harvested	86.5	86.6	75.2	-0.1%	15.1%
Gain from changes in fair value of biological assets	(68.8)	(40.9)	(69.8)	68.0%	-1.5%
Exchange rate differences	3.9	1.0	13.3	289.2%	-71.1%
Others (*)	12.5	0.6	(0.1)	—	—

Adjusted EBITDA	259.9	256.1	289.1	1.4%	-10.1%

(*)	Includes provision from forestry fire losses.

Adjusted EBITDA Variation by Business Segment Q3 2016 – Q4 2016

(In U.S.$ Million)

8

FORESTRY BUSINESS

The Adjusted EBITDA for our forestry business reached U.S.$ 61.1 million during this quarter, which translates to a 23.2% or U.S.$ 11.5 million increase compared to the previous quarter.

Adjusted EBITDA for Forestry Business

(In U.S.$ Million)

During the fourth quarter, our forestry production was 5.3 million m3, which remained at similar levels produced in the previous quarter. Sales volume decreased by 1.4% from 7.6 million m3 to 7.5 million m3.

Production, Purchases and Sales Volume

(In Thousand m3)

9

PULP BUSINESS

The Adjusted EBITDA for our pulp business reached U.S.$ 128.4 million during this quarter, which translates to a 7.7% increase or U.S.$ 9.2 million compared to the previous quarter.

Adjusted EBITDA for Pulp Business

(In U.S.$ Million)

Global Pulp Demand Change Q3 2016 – Q4 2016 Production and Sales Volume (In Thousands AdT)

Uncertainty marked the fourth quarter of 2016, with speculation as to when and how supply coming in from new mills would affect prices. Asia Pulp and Paper addressed the market’s concerns about how much production of their 2.8 million ton short fiber pulp mill would impact 2017, which positively affected prices during the latter part of the quarter. The first line of this mill already started producing during November, while the second line is set to start up during April 2017. Estimations of new market pulp supply are between 1.1 and 1.3 million tons for 2017, an amount that the market should be able to absorb without any major setbacks. The Puma Project in Brazil, which started up during the first half of 2016, has aggressively entered the European and Asian market in softwood and fluff pulp markets. Short fiber supply is overall absorbed by the market at a higher rate than long fiber supply.

Pressures in Asian pulp prices subsided, with long fiber prices stabilizing while short fiber prices positively gaining traction and reaching a 7.5% gain during the quarter. With these price movements the price gap moved from U.S.$ 95 per ton to U.S.$ 50 per ton. China was the main driver of recovering prices, with demand increasing to such a point that many paper producers had their productions sold off until February. Particularly in China, local prices rose by 10% in long fiber and 25% in short fiber, with the price gap decreasing from U.S.$ 90 to less than U.S.$ 10. Price surges have also been successfully passed to the final client, finally reflecting the depreciation the Chinese currency had suffered during the year. Older paper mills that do not use quality paper grade pulp have ceased production, while more modern paper mills have upped their production levels. Overall, paper supply is estimated to increase 700 thousand tons between the fourth quarter of 2016 and the coming year.

European markets have had a different dynamic, with demand restrained yet slightly above market supply, and exchange rates making imports more expensive. Short fiber prices remained stable while long fiber prices fell 3% during the quarter. Downward adjustments in long fiber prices were mainly due to Scandinavian producers who generally preferred to sell their supply in Europe rather than pay the increasing shipping tariffs, even with the decrease in long fiber prices. Principal European ports are packed with short fiber imports, primarily coming from Brazil that have also not helped matters. Price differentials between Europe and China may divert supply to the Chinese market in the future, which could increase prices in Europe in detriment of possible oversupply in China.

Latin America has been chiefly active except in Brazil. Supply coming in from the new Klabin pulp mill has placed pressure in long fiber and fluff pulp prices, while demand has also deteriorated along with the Brazilian economy.

Ultimately, the fourth quarter ended with the highest production and sales volume of the year in the market as a whole, while inventory levels at their lowest. Our production levels were normal, with maintenance stoppages at our Nueva Aldea Mill during October, our Alto Paraná Mill in Argentina during November, and our Valdivia Mill during the end of November.

10

WOOD PRODUCTS BUSINESS

The Adjusted EBITDA for our wood products business reached U.S.$ 86.1 million during this quarter, which translates to a 0.8% decrease or U.S.$ 0.7 million compared to the previous quarter.

Adjusted EBITDA for Wood Product Business

(In U.S.$ Million)

Changes in Arauco Volume Sales by Market Q3 2016 – Q4 2016 Production and Sales Volume: Panels (In Thousand m3) Production and Sales Volume: Sawn Timber (In Thousand m3)

Panels markets had a drop in sales volume, but results were optimistic at quarter-end. North America had lower seasonal sales due to the winter season that brings harsher weather as well as the holidays. MDF panels started with uncertainty as to how the production of West Frazier would impact future prices. Rumors that Mexican producers would increase capacity pressured prices during the quarter. The MDF moldings market had an overall stable demand. In Mexico, the devaluating currency and the incoming capacity decreased sales compared to last quarter, but did not have as big an impact as expected. Clients were cautious in taking stock positions at the beginning of the quarter, and sales increased in November only to decrease in December due to seasonal effects. Particleboard had a positive quarter all around, especially in value-added products.

The Brazilian market was complex and there was little clarity as to when the market would finally stabilize. Due to this situation exports increased during the quarter, boosted by the exchange rates that favored sales to international markets. Argentina’s market also shrunk, and had limited opportunities to export due to higher costs compared to Chile or Brazil. Sales in the rest of Latin America were as expected.

Sawn timber markets predominantly increased sales volume and prices during this quarter. Demand in Asia and Oceania was strong despite more supply in the markets from Europe and Brazil. Product mix was crucial to remain ahead of our competitors, and Arauco was even able to increase prices in a few key products. In the Middle East, the construction market remained solid, but prices did decrease due to higher competition. For plywood in Europe, fourth quarter prices consolidated the price increases that occurred during the third quarter in plywood.

In North America, plywood markets remained stable, with sales volume augmenting slightly. Increasing prices in remanufactured products attracted volumes from China and Latin America, but was not enough to counteract the positive trend in pricing. Latin American sales were also healthy, and Chilean sales remained stable despite a strike in one of the bigger retailers.

11

CAPITAL EXPENDITURES

U.S.$ Million	Q4 2016	Q3 2016	Q4 2015	YTD 2016	YTD 2015

Cash flows used in purchase of associates and joint ventures	—	—	10.1	153.1	10.1
Other cash payments to acquire interests in joint ventures	—	—	0.8	—	0.8
Purchase and sales of property, plant and equipment	113.1	97.6	62.5	356.2	321.4
Purchase and sales of intangible assets	13.0	0.2	7.5	14.9	10.3
Purchase of other long-term assets	37.4	31.2	2.7	140.7	126.1

Total CAPEX	163.5	129.0	83.5	664.9	468.7

During this quarter, capital expenditures increased by U.S.$ 34.5 million or 26.8% compared to the third quarter of 2016. Arauco disbursed U.S.$ 18.0 million for the water treatment plant during this quarter, accumulating a total of U.S.$ 51.2 million during the year 2016. For the the Grayling Project in Michigan, approximately U.S.$ 16.0 million was expended during the fourth quarter, summing a total of U.S.$ 20.8 million for the year 2016. Plantations CAPEX across all countries amounted to U.S.$ 37.0 million. The maintenance stoppage in our Valdivia Mill cost approximately U.S.$ 13.2 million, while the maintenance stoppage in our Nueva Aldea Mill was approximately U.S.$ 16.8 million. In Argentina, the maintenance stoppage in our Alto Paraná Mill cost approximately U.S.$ 12.9 million, which included the modification of Line 2, the modification of the digester, installation of a press and the change of the debarking drum in Line 1.The remaining CAPEX pertains to sustaining business investments.

12

FREE CASH FLOW

During this quarter, cash provided by operating activities increased U.S.$ 32.6 million, due to a recovering EBITDA in all of our business segments and less interest payments during the fourth quarter compared to the third quarter. Cash used by investment activities rose U.S.$ 32.9 million due to a higher CAPEX spending during the quarter. In addition, cash used by financing activities during this quarter was U.S.$ 30.1 million due to the cash advancement of dividends that are due in May 2016.

U.S.$ Million	Q4 2016	Q3 2016	Q4 2015

Adjusted EBITDA	259.9	256.1	289.1
Working Capital Variation	(34.6)	(1.0)	(51.0)
Interest paid and received	(22.6)	(68.8)	(29.0)
Income tax paid	(12.8)	(36.4)	(23.8)
Other cash inflows (outflows)	(13.7)	(6.2)	(19.7)

Cash from Operations	176.2	143.7	165.6

Capex	(163.5)	(129.0)	(83.5)
Proceeds from investment activities	8.3	3.0	2.6
Other inflows of cash, net	(2.6)	1.2	(0.3)

Cash from Investment Activities	(157.8)	(124.9)	(81.2)

Dividends paid	(30.1)	(0.3)	(43.9)
Other inflows of cash, net	(0.1)	(0.3)	0.1

Cash from (used) in financing activities - Net of proceeds and repayments	(30.1)	(0.6)	(43.9)

Effect of exchange rate changes on cash and cash equivalents	4.5	(7.2)	(14.6)

Free Cash Flow	(7.2)	11.0	26.0

Net Debt Variation Q3 2016 – Q4 2016

(In U.S.$ Million)

13

FINANCIAL DEBT AND CASH

Arauco’s financial debt as of December 31, 2016 reached U.S.$ 4,481.0 million, an increase of 3.2% or U.S.$ 138.4 million when compared to September 30, 2016, mainly due to a local bond that was issued in December 2016 for UF 5.0 million or approximately U.S.$ 201.4 million. Our consolidated net financial debt increased 0.2% or U.S.$ 5.9 million when compared with September 2016, while cash and cash equivalents increased by U.S.$ 132.6 million.

Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA, increased compared to last quarter from 3.6 times to 3.7 times.

	December	September	December
In U.S.$ Million	2016	2016	2015
Short term financial debt	697.0	716.9	291.8
Long term financial debt	3,784.0	3,625.7	4,013.6

TOTAL FINANCIAL DEBT	4,481.0	4,342.6	4,305.4

Cash and cash equivalents	592.3	459.7	500.0

NET FINANCIAL DEBT	3,888.8	3,882.9	3,805.4

Net Financial Debt and Leverage

(In U.S.$ Million)

Debt by Currency	Debt by Instrument

(*)	UF is a Chilean monetary unit indexed to inflation.

14

Financial Debt Profile

For the year 2017, bank amortizations (which include accrued interest) sum up a total of U.S.$ 236.0 million, which include the following maturities: U.S.$ 185.5 million of loans in Montes del Plata, U.S.$ 40.4 million of leasing sin Chile, U.S.$5.0 in our Brazilian subsidiaries, and U.S.$ 5.0 million in our Argentinian subsidiary. Bond amortizations during 2017 include U.S.$ 270.0 million for the Alto Paraná bond due in June; U.S.$ 125.0 million in a Yankee bond due in September; and the first amortization of U.S.$ 9.8 million for our local bond BARAU-Q in October. On December 1, 2016, Arauco issued a local bond for UF 5.0 million equivalent to U.S.$ 201.4 million to refinance part of the maturities due in 2027. The remaining years have not undergone any major changes in financial obligations as compared to the previous quarter.

Financial Obligation by Year

(In U.S.$ Million)

Cash

Our cash position was U.S.$ 592.3 million at the end of the fourth quarter, which is a U.S.$ 132.6 million or 28.8% increase compared to the end of the third quarter of 2016. This was mainly due to the issuance of a local bond for approximately U.S.$ 201.4 million, which was offset by U.S.$ 30.1 paid in dividends and higher capital expenditures for U.S.$ 35.0 mainly due to the Grayling Project in the United States.

Cash by Currency	Cash by Instrument

15

FOURTH QUARTER AND SUBSEQUENT EVENTS AND NEWS

Arauco issued a local bond in December 2016

On December 1st, 2016, Arauco issued a bond in the local market for UF 5.0 million, or approximately U.S.$ 201.4 million. Filed under the “S” Series Bonds, the tenor of this bond is 10 years and the principal will be paid in one installment at the end of the term. Interest shall accrue as of November 15, 2016 and will be payable semiannually. The purpose of this bond is to refinance short and/or long-term liabilities. This bond is issued against a line registered in the local Superintendence of Securities and Insurance for a maximum amount of UF 10.0 million, giving Arauco the ability to issue an additional UF 5.0 million if the need arises. The UF 5.0 million already issued have been swapped completely to U.S. dollar.

Chile faces large forest fires during the first quarter of 2017

During the months of January through February, there were large forest fires that affected the Maule and Bio Bio regions in southern Chile. Due to these fires, about 80,000 hectares of our forest plantations- currently valued at U.S.$ 240 million in our books - were damaged to some extent. The total amount corresponds to approximately 6% of the value of our total forest plantations under IFRS and approximately 2% of the total assets of Arauco. Once Arauco finishes the handling of the damaged forests to minimize the loss, about 10% to 20% of the areas affected could be recoverable. Our forest plantations in Chile are insured with corresponding deductibles and limits, and we have estimated to recover up to U.S.$ 35 million through insurance coverage. During the forest fires, our sawn timber mill El Cruce was also damaged. Total annual capacity of this mill was 116 thousand cubic meters, which makes up about 4% of our total sawmill annual capacity.

16

FINANCIAL STATEMENTS

Income Statement

In US$ Million	Q4 2016	Q3 2016	Q4 2015	FY 2016	FY 2015

Revenues	1,220.6	1,187.5	1,206.8	4,761.4	5,146.7
Cost of sales	(896.7)	(890.5)	(837.6)	(3,498.9)	(3,511.4)

Gross profit	323.9	297.0	369.2	1,262.5	1,635.3

Other income	68.2	69.9	90.5	257.9	273.0
Distribution costs	(136.0)	(126.1)	(124.2)	(496.5)	(528.5)
Administrative expenses	(110.6)	(127.3)	(147.3)	(474.5)	(552.0)
Other expenses	(33.5)	(10.5)	(11.1)	(77.4)	(83.4)
Financial income	3.9	7.9	15.2	29.7	50.3
Financial costs	(58.0)	(64.7)	(69.2)	(258.5)	(263.0)
Participation in (loss) profit in associates and joint ventures accounted through equity method	9.9	4.0	5.5	23.9	6.7
Exchange rate differences	(3.9)	(1.0)	(13.3)	(3.9)	(41.2)

Income before income tax	64.0	49.3	115.3	263.2	497.4

Income tax	11.7	(17.8)	(26.1)	(45.6)	(129.7)

Net income	75.8	31.4	89.1	217.6	367.7

Profit attributable to parent company	73.6	31.1	86.6	213.8	362.7
Profit attributable to non-parent company	2.2	0.3	2.5	3.8	5.0

17

Balance Sheet

In US$ Million	Q4 2016	Q3 2016	Q4 2015

Cash and cash equivalents	592.3	459.7	500.0
Other financial current assets	5.2	9.6	32.2
Other current non-financial assets	144.9	177.6	134.0
Trade and other receivables-net	701.6	642.5	733.3
Related party receivables	12.5	3.7	3.1
Inventories	852.6	909.6	910.0
Biological assets, current	306.1	297.5	306.5
Tax assets	104.1	92.3	64.1
Non-Current Assets classified as held for sale	3.1	3.1	3.2

Total Current Assets	2,722.4	2,595.6	2,686.4

Other non-current financial assets	8.9	5.3	0.6
Other non-current and non-financial assets	130.3	129.9	125.5
Non-current receivables	15.2	15.5	15.3
Investments accounted through equity method	446.5	438.5	264.8
Intangible assets	89.5	81.6	88.1
Goodwill	74.9	75.1	69.5
Property, plant and equipment	6,919.5	6,914.3	6,896.4
Biological assets, non-current	3,592.9	3,588.5	3,520.1
Deferred tax assets	6.1	3.9	3.7

Total Non-Current Assets	11,283.8	11,252.7	10,984.0

TOTAL ASSETS	14,006.2	13,848.3	13,670.4

Other financial liabilities, current	697.5	717.9	296.0
Trade and other payables	537.9	558.0	583.0
Related party payables	3.8	7.3	7.1
Other provisions, current	0.8	0.6	0.9
Tax liabilities	1.6	8.9	11.0
Current provision for employee benefits	5.2	5.2	4.5
Other non-financial liabilities, current	99.2	91.3	131.7

Total Current Liabilities	1,346.1	1,389.2	1,034.3

Other non-current financial liabilities	3,870.9	3,731.5	4,237.0
Other provisions, non-current	38.1	38.7	34.5
Deferred tax liabilities	1,631.1	1,637.5	1,619.0
Non-current provision for employee benefits	60.1	59.8	51.9
Other non-financial liabilities, non-current	60.6	60.1	47.2

Total Non-Current Liabilities	5,660.8	5,527.6	5,989.7

Non-parent participation	44.0	44.5	37.7

Net equity attributable to parent company	6,955.3	6,886.9	6,608.7

TOTAL LIABILITIES AND EQUITY	14,006.2	13,848.3	13,670.4

18

Cash Flow Statement

US$ Million	Q4 2016	Q3 2016	Q4 2015	FY 2016	FY 2015

Receipts from sales of goods and rendering of services	1,139.6	1,308.9	1,362.8	5,020.6	5,733.7
Other cash receipts (payments)	55.0	70.7	45.4	258.5	168.5
Payments of suppliers and personnel (less)	(983.0)	(1,127.2)	(1,187.2)	(4,235.7)	(4,751.3)
Interest paid and received	(22.6)	(68.8)	(29.0)	(182.2)	(212.2)
Income tax paid	(12.8)	(36.4)	(23.8)	(83.9)	(87.8)
Other (outflows) inflows of cash, net	(0.1)	(3.6)	(2.6)	(3.7)	2.8

Net Cash Provided by (Used in) Operating Activities	176.2	143.7	165.6	773.6	853.7

Capital Expenditures	(163.5)	(129.0)	(83.5)	(664.9)	(468.7)
Other investment cash flows	5.7	4.1	2.3	24.6	(9.1)

Net Cash Provided by (Used in) Investing Activities	(157.8)	(124.9)	(81.2)	(640.2)	(477.8)

Proceeds from borrowings	195.2	175.5	31.9	737.7	280.9
Repayments of borrowings	(55.4)	(254.2)	(86.7)	(645.2)	(949.2)
Dividends paid	(30.1)	(0.3)	(43.9)	(130.6)	(143.0)
Other inflows of cash, net	(0.1)	(0.3)	0.1	(0.3)	(0.9)

Net Cash Provided by (Used in) Financing Activities	109.7	(79.3)	(98.7)	(38.5)	(812.2)

Total Cash Inflow (Outflow) of the Period	128.1	(60.5)	(14.2)	94.9	(436.3)

Effect of exchange rate changes on cash and cash equivalents	4.5	(7.2)	(14.6)	(2.7)	(34.8)
Cash and Cash equivalents at beginning of the period	459.7	527.4	528.9	500.0	971.2

Cash and Cash Equivalents at end of the Period	592.3	459.7	500.0	592.3	500.0

19

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: March 29, 2017	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer